UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434

03 JUL -3 7:21


03024309




BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

SUPPL

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TNR RESOURCES LTD.	03	03	31	03	05	23

ISSUER ADDRESS
620 – 650 WEST GEORGIA STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-687-7551

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
GARY SCHELLENBERG	DIRECTOR	604-687-7551

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
gschel@netrover.com	www.tnrvse.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	03	05	29
[signature]	PAUL CHUNG	03	05	29

FIN51-901F Rev.2000/12/19

dlw 7/9

TNR RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

NOTICE TO READER

We have compiled the consolidated balance sheet of TNR Resources Ltd. as at March 31, 2003 and the consolidated statements of operations and deficit and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

May 23, 2003

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TNR RESOURCES LTD.
CONSOLIDATED BALANCE SHEET
(Unaudited – See Notice to Reader)

	March 31, 2003	December 31, 2002 (Audited)
ASSETS		
Current		
Cash	$ 104,589	$ 89,482
Funds held in trust	-	22,930
Restricted cash	230,760	329,888
Receivables	84,775	16,651
Marketable securities	-	20,000
Note receivable	67,821	65,919
Prepaid expenses	20,000	-
	507,945	544,870
Capital assets	6,908	7,429
Mineral properties (Note 3)	837,627	797,627
Deferred exploration costs (Note 4)	2,228,791	2,117,156
	$ 3,581,271	$ 3,467,082
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 134,854	$ 107,464
Current portion of long-term debt	40,000	40,000
	174,854	147,464
Long-term debt (Note 5)	50,000	50,000
	224,854	197,464
Shareholders' equity		
Capital stock	11,271,202	11,013,150
Contributed surplus	144,913	201,265
Deficit	(8,059,698)	(7,944,797)
	3,356,417	3,269,618
	$ 3,581,271	$ 3,467,082

Basis of presentation (Note 2)
Subsequent events (Note 9)
On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three Month Period Ended March 31, 2003	Three Month Period Ended March 31, 2002
EXPENSES		
Administration fees	$ 3,000	$ 3,000
Amortization	521	281
Argentina administration	9,866	-
Bank charges and interest	325	-
Consulting fees	20,400	-
Filing fees	4,405	6,155
Management fees	7,500	7,500
Office and miscellaneous	10,398	2,412
Professional fees	1,993	10,071
Rent	10,500	7,500
Salaries and benefits	-	6,079
Shareholder communications	40,431	11,520
Telephone	361	886
Transfer agent fees	2,287	1,153
Travel and promotion	11,557	7,012
Loss before other items	(123,544)	(63,569)
OTHER ITEMS		
Interest income	2,784	16
Gain on marketable securities	5,859	-
	8,643	16
Loss for the period	(114,901)	(63,553)
Deficit, beginning of period	(7,944,797)	(6,738,591)
Deficit, end of period	$ (8,059,698)	$ (6,802,144)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	37,619,859	18,334,681

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – See Notice to Reader)

	Three Month Period Ended March 31, 2003	Three Month Period Ended March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (114,901)	$ (63,553)
Items not affecting cash:		
Amortization	521	281
Accrued interest on note receivable	(1,902)	-
Gain on marketable securities	(5,859)	-
Changes in non-cash working capital items:		
Increase in receivables	(26,424)	(3,199)
Increase in prepaids	(20,000)	-
Increase in accounts payable and accrued liabilities	27,390	25,766
Net cash used in operating activities	(141,175)	(40,705)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deferred exploration costs	(111,635)	(8,185)
Proceeds from sale of marketable securities	25,859	-
Net cash used in investing activities	(85,776)	(8,185)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	120,000	22,500
Net cash provided by financing activities	120,000	22,500
Decrease in cash during the period	(106,951)	(26,390)
Cash position, beginning of period	442,300	31,576
Cash position, end of period	$ 335,349	$ 5,186
Cash position represented by:		
Cash	$ 104,589	$ 5,186
Restricted cash	230,760	-
	$ 335,349	$ 5,186

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)
THREE MONTH PERIOD ENDED MARCH 31, 2003

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Solitario de Argentina, S.A. and Compania Minera San Juan, S.A., companies incorporated under the laws of Argentina. All significant inter-company balances and transactions are eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2. NATURE OF OPERATIONS

The Company's principal business activity is the exploration and development of mineral properties.

3. MINERAL PROPERTIES

Mineral property acquisition costs relate to the following properties:

	March 31, 2003	December 31, 2002 (Audited)
Argentina		
Solitario Properties	$ 595,728	$ 595,728
Canada		
Opikeigen (Ontario)	49,500	49,500
Spring Gold Claims (New Brunswick)	10,000	10,000
United States		
Shotgun Claims (Alaska)	142,399	142,399
Lake Iliamma-Bristol Bay (Alaska)	40,000	-
	$ 837,627	$ 797,627

During the period, the Company issued 200,000 common shares at a value of $40,000 as finder's fees pursuant to the 2002 Lake Iliamma-Bristol Bay farm-out agreement.

4. DEFERRED EXPLORATION COSTS

Deferred exploration costs for the period ended March 31, 2003 were incurred on properties in Canada, Alaska and Argentina as follows:

	Canada	Alaska	Argentina	Total
Administration	$ 4,267	$ -	$ -	$ 4,267
Assaying	780	-	-	780
Camp costs	27,318	-	-	27,318
Field personnel	40,794	-	5,969	46,763
Consulting	25,620	400	9,000	35,020
Miscellaneous	348	-	-	349
Travel		-	398	398
Legal	-	-	1,989	1,990
License and permits	-	-	14,252	14,252
	99,127	400	31,608	131,135
Costs recovered	(19,500)		-	(19,500)
Net deferred costs for the period	79,627	400	31,608	111,635
Balance, beginning of period	96,628	21,392	1,999,136	2,117,156
Balance, end of period	$ 176,255	$ 21,792	$ 2,030,744	$ 2,228,791

5. LONG-TERM DEBT

After opting out of the Takatu Joint Venture in Guyana (2000), the Company owed its joint venture partner, Champion Resources Inc. ("Champion"), $133,192. During 2001, the Company and Champion entered into a loan agreement, incorporating a one-time interest accrual of $6,808 on the balance owing. The remaining balance of the loan including the accrued interest, is payable as follows:

	March 31 2003	December 31 2002 (Audited)
July 1, 2003	$ 40,000	$ 40,000
July 1, 2004	50,000	50,000
	90,000	90,000
Less: current portion	(40,000)	(40,000)
	$ 50,000	$ 50,000

6. RELATED PARTY TRANSACTIONS

During the period, the Company entered into the following transactions with related parties:

a) Paid or accrued $7,500 (2001 - $7,500) for management services to a director.

b) Paid or accrued $3,000 (2001 - $3,000) for administration fees to the spouse of a director.

c) Paid or accrued deferred exploration costs of $102,308 (2001 - $Nil) to a director and a company having common directors.

d) Paid or accrued rent of $10,500 (2001 - $7,500) to a company having common directors.

e) Paid or accrued $12,300 (2001 - $Nil) for consulting services to a director and a company controlled by a director.

Included in accounts payable and accrued liabilities at March 31, 2003 is $59,643 (2002 - $Nil) which is due to directors, a spouse of a director and a company having common directors. The fair value of the amounts due to related parties is not determinable as they have no fixed terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2003	2002
Cash paid during the period for interest	$ -	$ -
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the three month period ended March 31, 2003:

a) The Company issued 200,000 common shares at an agreed value of $40,000 as a finder's fee on the acquisition of the Lake Iliamma-Bristol Bay Property.

b) Pursuant to the exercise of stock options, the Company issued 278,000 common shares at a value of $41,700, which are subscriptions receivable.

c) Pursuant to the Shotgun Property agreement, 2,500,000 warrants were issued as finder's fees in 2002 with a fair market value of $117,399. During the period, the Company adjusted contributed surplus by $56,352 to reflect the fair market value of 1,200,000 warrants that were exercised.

8. SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of mineral properties, in Argentina, U.S.A. and Canada.

9. SUBSEQUENT EVENTS

Subsequent to March 31, 2003 the Company:

a) Issued 500,000 common shares at $0.10 per share pursuant to the exercise of share purchase warrants.

b) Issued 250,000 common shares for a value of $25,000 in accordance with the Shotgun Property option agreements.

c) Prepaid 5 months investor relation's fees of $25,000.

d) Entered into a letter of intent with Geocom Resources ("Geocom") who can acquire from TNR a 75% interest in the La Carolina project in the Sierra San Luis Mountains of Central Argentina.

   Pursuant to the terms of the letter, Geocom can earn its interest through expenditures totaling US$2,000,000 over four years. In addition, Geocom will issue 50,000 shares of Geocom each year the agreement is in effect. The agreement is subject to regulatory approval.

e) Entered into an option agreement with Geocom who can earn from TNR a 75% interest of TNR's 70% interest in the Lake Iliamna project in the Bristol Bay area of Alaska.

   To earn its interest, Geocom must expend US$500,000 prior to September 26, 2004. The interest is subject to BHP Minerals International Exploration Inc.'s right to back in to a 70% ownership of the property by financing the project to a feasibility study and to 80% by financing the property to bring a mine into commercial production. The agreement is subject to regulatory approval.

TNR RESOURCES LTD.
QUARTERLY AND YEAR END REPORT - FORM 51-901F
MARCH 31, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the three month period ended March 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached unaudited consolidated financial statements for the three month period ended March 31, 2003.

2. See Note 5 of the attached unaudited consolidated financial statements for the three month period ended March 31, 2003.

3. a) For the period to date, common shares were issued as follows:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Value	Type of Consideration	Commissions
January 3, 2003	Common shares	Exercise of options	278,000	$ 0.15	$ 41,700	Cash	$ -
February 5, 2003	Common shares	Finder's fee property acquisitions	200,000	0.20	40,000	Commission	-
February 7, 2003	Common shares	Exercise of warrants	1,200,000	0.10	120,000	Cash	-
February 7, 2003	Common shares	Fair market value of warrants exercised	-	-	56,352	Non-Cash	-

b) For the period to date, incentive stock options were granted as follows: None

4. a) Authorized:
   90,000,000 common shares without par value
   10,000,000 Class "A" non-voting convertible redeemable shares without par value

   b) Issued:
   38,094,681 common shares with a stated value of $11,271,202
   1,974,907 Class "A" shares with a stated value of $Nil

   c) As at March 31, 2003, the following incentive stock options and share purchase warrants were outstanding:

	Number of Shares		Exercise Price	Expiry Date
Options	1,290,000		$ 0.15	October 20, 2004
	800,000		0.16	November 24, 2004
Warrants	12,000,000		0.21	August 2, 2004
	2,300,000		0.10	September 17, 2004
	1,000,000		0.40	November 18, 2003
		then at	0.45	November 18, 2004
	1,350,000		0.20	November 14, 2004

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. d) No common shares are currently held in escrow or subject to pooling agreements.

5. List of directors and officers: Gary Schellenberg - Director and President
Paul Chung - Director
Michael Armstrong - Director
Chris Herald – Director
Greg Johnson – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

Since incorporation in 1988, TNR Resources Ltd. ("TNR") has been engaged in the business of exploration and development of natural resource properties. The Company's exploration activities have focused on its Minera Solitario Argentina projects located in Argentina, South America, that were acquired in 1998 from Solitario Resources Ltd. of Denver, Colorado for the issuance of 1.25 million shares of the TNR Resources Ltd., and more recently the Spring Gold project located in New Brunswick, Canada, the Shotgun and Rock Creek Projects joint-ventured with Nova Gold of Alaska, the Illiamna Lake project joint-ventured with BHP Billiton in Alaska, and the Opikeigen Lake Gold Project joint-ventured with Slam Exploration Ltd. and Pure Gold Minerals Inc.

Discussion of Operations

The significant events of the company's quarter will be presented chronologically, as follows:

On January 21 the Company announced that the 2003 exploration program has started at the Batidero gold project in Argentina; Tenke Mining Corp. is the present operator of this project. The program began with a rock chip and talus sampling program covering most of the previously known gold anomalies, discovered by TNR during prior exploration, and extending coverage to include the eastern flank of the project. Initial results were encouraging, data indicating that the gold and mercury anomalies back an intense and large epithermal system. Gold anomalies were in close correlation with strong mercury and antimony anomalies, showing high-level epithermal characterization. Widespread, lower-grade anomalies surround large, main target zones. As well, in the eastern flank of Batidero, an area entirely unexplored before, talus gold anomalies (greater than 20 parts per billion gold and as high as 66 parts per billion gold) correlate with impressively high mercury anomalies (300 to 2,150 parts per billion mercury), enlarging the extent of the regional geochemical anomaly approximately three kilometres to the east of the previously known target. Further sampling, mapping and some trenching were then carried out, followed by a geophysical program. Data from these programs formed the basis of a drilling program that commenced in the spring.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

On February 6 TNR announced results from its 2002 Rock Creek, Alaska, exploration program, a joint venture with NovaGold Resources Inc. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit. The first shift of drilling consisted of eleven HQ core holes totalling 741 meters, which successfully intersected the targeted shallow high-grade Albion zone and surrounding vein mineralization. The gold grades within these drill holes confirm previous results, but are drilled at closer spacing with the intent of upgrading the resource to the higher measured and indicated category. The second shift of drilling was completed in late December 2002 and consisted of 5 HQ drill holes totalling 441 meters. This program had three main objectives: 1) to delineate additional near-surface, high grade resources adjacent to the modeled pit boundaries, 2) increase the drill density in the area of currently defined resources and 3) to test some of the gold-in-soil targets outside of the known resource area. These programs were successful in meeting these objectives. The drilling also extended the overall mineralized zone to over 1.5 kilometres in strike.

Highlights from the second program included: Hole 115 where the entire 105 meter hole averaged 0.86 g/t and included 8 meters grading 3.55 g/t with a separate interval of 12 meters grading 4.03 g/t gold; Hole 116 which averaged 116 meters grading 1.73 g/t from top to bottom, including 16 meters grading 3.05 g/t with a separate interval of 28 meters grading 4.60 g/t gold, ending with continued mineralization. Phil St. George of NovaGold was the qualified person overseeing the project with all assays performed at ALS Canada Ltd.

TNR announced on February 20 that exploration has commenced on its Opikeigen Lake Project. A crew was mobilized to the area to conduct an extensive IP survey over the Fort Hope Mine and previously discovered gold-zones. Previous IP surveys had been successful in identifying near-surface gold-bearing structures on the property. The current survey was designed to better define these gold-bearing structures to depth. Two-dimensional and three-dimensional inversion processing of the data would be utilized to determine their respective rake and dip directions of these features. The Fort Hope mine area of the project has seen sporadic exploration by previous operators, including a small drift that retained historic gold values of 1.06 oz./t over an average width of 3 feet for 34 feet. The IP survey was targeting these historic gold occurrences and may possibly generate new exploration targets. A drill program was expected to follow upon an analysis of this geophysical program.

The 2500-hectare Opikeigen Gold property is located approximately 120 km east of the former gold-mining town of Pickle Lake, Ontario. The property is host to ten gold prospects over a strike length of eight kilometers. The property is located within the Uchi Subprovince of the Superior Province, which hosts the Pickle Lake, Rice Lake and world famous Red Lake gold mining camps. Between 1935 and 1966, the Pickle Crow Gold Mine near Pickle Lake extracted 1.4 million ounces of gold from 3.4 million tons of rock; Goldcorp Inc.'s Red Lake deposit has grown to 4.6 million ounces of reserves and is one of the most profitable gold mines in Canada. Significant gold prospects on the Opikeigen property thus far include: Zone OL12 diamond drill intervals include 8.68 grams per tonne (gpt) gold over 6.1 metres, and higher grade intercepts range up to 49.66 gpt Au over 0.2m and 113.87 gpt Au over 0.1m; Zone OL29 was tested by ten holes for an average grade of 1.59 g/tonne Au and average thickness of 5.8 metres over a strike length of 320 metres, and it is open to the northeast and at depth; and the Fort Hope Gold Mine, where some bulk samples have ranged up to 303.4 gpt (8.8 oz/t) Au.

TNR can earn a 50% interest in the Opikeigen Lake Gold Project from Slam Exploration Ltd. and Pure Gold Minerals Inc. by spending a total of $500,000 over the first two years on exploration and project maintenance.
February 28 The Company announced that it has granted stock options to certain directors and employees of TNR Resources Ltd. entitling them to purchase up to 1.65 million common shares of the capital stock in the Company at a price of $0.15 per share for the next two years. These options were subsequently cancelled.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Discussion of Financial Conditions

The Company had administrative and other expenses totalling $123,544 during this quarter, compared to $63,569 for the quarter ended March 31, 2002. During the quarter the Company incurred $111,635 of exploration expenses, which were directed to its Argentina, US operations and Canadian operations compared to $8,185 for the same period last year. The overall increase in administrative expenditures is directly related to the increase in exploration and financing activities. During the quarter the company had budgeted $80,000 to conduct a geophysical program on its Opikeigan Lake project, actual expenditures were $94,877.

Related Party Transactions

During the period, the Company entered into the following transactions with related parties:

a) Paid or accrued $7,500 (2001 - $7,500) for management services to a director.

b) Paid or accrued $3,000 (2001 - $3,000) for administration fees to the spouse of a director.

c) Paid or accrued deferred exploration costs of $102,308 (2001 - $Nil) to a director and a company having common directors.

d) Paid or accrued rent of $10,500 (2001 - $7,500) to a company having common directors.

e) Paid or accrued $12,300 (2001 - $Nil) for consulting services to a director and a company controlled by a director.

Investor Relations

The Company has retained Capital Associates to provide media and investor relation services to publicize TNR's exploration activities and to promote the company to the media and to potential shareholders. The Company also utilizes in-house staff to handle investor calls, to update the Company website, and to prepare marketing materials.

Subsequent Events

Subsequent to the fiscal quarter ending March 31, 2002, the company has seen numerous material changes.

On April 28 TNR announced that it had restructured with NovaGold the agreements on the million-ounce Shotgun and Rock Creek gold projects in Alaska. Under the new agreements TNR will focus it efforts at targeting a potential "Donlin Creek Type Gold System" at the Shotgun deposit located south of the 25 million ounce Donlin Creek property in the Kuskokwim Gold Belt. NovaGold will provide technical assistance to TNR for initial targeting and development of the exploration model.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Subsequent Events (cont'd...)

NovaGold will also participate in an upcoming private-placement financing for TNR with the funds to be directed at the Shotgun Project. Under the agreement TNR can earn up to a 50% interest in the Shotgun project by advancing the project to a production decision by spending US$3 million dollars on exploration by May 2006 and issuing to NovaGold up to 1 million TNR common shares. TNR can earn a further 20% interest in the project by spending an additional US$6 million toward project development and issuing to NovaGold a further C$1 million in TNR common shares. NovaGold retains a back-in option to regain a 50% interest in the project. With its focus going forward on multi-million-ounce potential on the Shotgun project, TNR has elected not to continue with an option to earn a minority interest on the Rock Creek Deposit in Nome, Alaska. With the ability to earn a 70% interest in and to operate the Shotgun Project, management believes that focusing on this joint venture will best serve TNR shareholders. TNR expects to enhance shareholder value through exploration and discovery of new mineable ounces of gold. TNR will channel its efforts to the development of the Shotgun resource and continue to seek partners for its other gold assets. NovaGold and TNR are currently in the planning stages for the 2003 exploration program with anticipated expenditures in excess of US$900,000 to be spent on multi-million-ounce target definition and drill testing.

On May 5 the Company announced that Geocom Resources Inc. signed an option agreement with TNR to acquire a 75% interest in the La Carolina Project in the Sierra San Luis Mountains of Central Argentina. The La Carolina Project comprises 1,318 hectares in the San Juan Province of Argentina. Located 90 kilometers northeast of the provincial capital of San Luis, and at an elevation of 1,600 meters above sea level, the project is accessible year round via paved and gravel roads. The La Carolina Project has been the site of intermittent production of gold, silver, and zinc since the 1880's, and is noted also for its sizeable deposits of alluvial gold. Recent exploration has been conducted by Cameco, the government of Argentina, Anglo-American, and most recently by Compañia Minera Solitario Argentina S.A., formerly a subsidiary of Crown Resources Inc. now owned by TNR Resources Ltd. Geologic mapping, surface sampling, and minimal drilling has confirmed at least twelve gold occurrences on the property, in addition to three areas (La Carolina, La Rica, and La Luisa) that were previously mined.

Pursuant to the terms of the Agreement, Geocom can earn a 75% interest in the La Carolina Project through expenditures totaling US$2,000,000 over 4 years. In addition, Geocom will issue to TNR 50,000 shares of Geocom each year that the earn-in Agreement is in effect. Upon vesting its interest in the project, Geomcom and TNR will enter into a formal venture agreement to manage the development of the project. The foregoing is subject to all requisite approvals.

On May 20 TNR that Geocom had entered into a formal agreement with TNR to earn a 75% interest in TNR's option to earn a 70% interest in BHP Minerals International Exploration Inc.'s (BHPB) Iliamna Project in Alaska. Upon accomplishing its earn-in obligations, Geocom will hold a net 52.5% interest in the Iliamna project. To earn its interest, the Corporation must expend US$500,000 prior to September 26, 2004. The interest earned is subject to a back-in right held by BHPB to reacquire a 70% interest in the project with obligation to fund the project through a formal feasibility study. BHPB can earn an additional 10% interest by agreeing to arrange the financing necessary to bring the project into commercial production. The Iliamna Project is located in the Kuskokwim Gold Belt in southwest Alaska, which is host to the multi-million ounce deposits at Donlin Creek and at the Pebble gold-copper deposit. Iliamna was one of three major geophysical anomalies, one of which is the Pebble deposit, first identified by BHPB in a regional exploration program in 2000. Subsequent site-specific work confirmed the Iliamna anomaly, which is similar in size and characteristics to the Pebble deposit's geophysical signature. The geologic setting at Iliamna is similar to the Donlin Creek gold deposit, as well as to NovaGold and TNR Resources' Shotgun gold prospect, also located in the emerging Kuskokwim Gold Belt. The Iliamna Project is located south of Donlin Creek, and approximately 100 kilometers southeast of the Shotgun gold prospect.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Subsequent Events (cont'd...)

Geocom has initiated the permit process and will conduct geologic mapping and geochemical sampling to substantiate the geophysical anomaly followed by a seven-hole core-drilling program in July 2003.

These new joint-venture agreements exemplify TNR's ongoing strategy of maximally exploiting its Argentina gold properties via joint ventures and equity partnerships.

Financing Summary

Issued 278,000 shares pursuant to the exercise of stock options to net the company $41,700.

Issued 1,200,000 shares pursuant to the exercise of fee warrants to net the company $120,000.

Liquidity and Capital Resources

As at March 31, 2003 the issuer had 38,094,681 net shares outstanding for a market capitalization of $4,952,309. The issuers working capital surplus as at March 31, 2003 is $333,091 compared with a ($68,693) deficit in March 2002.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434



03 JUL -- 7:21

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TNR RESOURCES LTD.	02	09	30	02	11	21

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V6B 4N9	604-687-4670	604-687-7551
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
GARY SCHELLENBERG		DIRECTOR		604-687-7551
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
gschel@netrover.com		www.tnrvse.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	02	11	21
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y**	**M**	**D**
[signature]	PAUL CHUNG	02	11	21

FIN51-901F Rev.2000/12/19

TNR RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

SEPTEMBER 30, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

NOTICE TO READER

We have compiled the consolidated balance sheet of TNR Resources Ltd. as at September 30, 2002 and the consolidated statements of operations and deficit and cash flows for the nine and three month periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada

November 21, 2002

Chartered Accountants

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TNR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – See Notice to Reader)

	September 30, 2002	December 31, 2001 (Audited)
ASSETS		
Current		
Cash	$ 576,872	$ 31,576
Marketable securities	20,000	-
Receivables	7,472	6,493
	604,344	38,069
Capital assets	3,515	4,360
Mineral properties (Note 3)	959,904	595,728
Deferred exploration costs (Note 4)	2,083,027	1,932,907
	$ 3,650,790	$ 2,571,064
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 46,597	$ 27,805
Current portion of long-term debt	44,000	30,000
	90,597	57,805
Long-term debt (Note 6)	50,000	90,000
	140,597	147,805
Shareholders' equity		
Capital stock	10,467,350	9,161,850
Share purchase options (Note 7)	12,628	-
Deficit	(6,969,785)	(6,738,591)
	3,510,193	2,423,259
	$ 3,650,790	$ 2,571,064

Nature of operations (Note 2)

On behalf of the Board:

"Gary Schellenberg" Director "Paul Chung" Director

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - See Notice to Reader)

	Three Month Period Ended September 30, 2002	Three Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2002	Nine Month Period Ended September 30, 2001
EXPENSES				
Administration fees	$ 3,000	$ 3,000	$ 9,000	$ 9,000
Amortization	282	387	845	1,159
Consulting fees	16,270	-	28,898	-
Filing fees	5,952	895	14,219	6,410
Interest	-	-	-	6,808
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	844	1,374	12,907	16,200
Professional fees	3,453	900	25,524	14,992
Rent	8,500	7,000	23,500	20,000
Salaries and benefits	4,082	5,576	14,060	16,428
Shareholder communications	26,927	8,129	58,318	18,272
Telephone	1,033	1,220	6,228	2,984
Transfer agent fees	1,733	1,416	4,520	4,034
Travel and promotion	1,768	166	11,263	4,603
	(81,344)	(37,563)	(231,782)	(143,390)
Interest income	560	7,260	588	20,317
Loss for the period	(80,784)	(30,303)	(231,194)	(123,073)
Deficit, beginning of period	(6,889,001)	(6,644,939)	(6,738,591)	(6,552,169)
Deficit, end of period	$ (6,969,785)	$ (6,675,242)	$ (6,969,785)	$ (6,675,242)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	20,220,544	17,235,038	19,274,942	17,275,038

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - See Notice to Reader)

	Three Month Period Ended September 30, 2002	Three Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2002	Nine Month Period Ended September 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (80,784)	$ (30,303)	$ (231,194)	$ (123,073)
Items not affecting cash				
Amortization	282	387	845	1,159
Accrued interest on long-term debt	-	-	-	6,808
Compensation expense	-	-	12,628	-
Changes in non-cash working capital items				
Increase in receivables	(4,762)	(2,249)	(979)	(1,818)
Decrease in amounts due from related parties	8,950	-	-	-
(Increase) decrease in prepaids	-	9,830	-	(885)
Increase (decrease) in accounts payable and accrued liabilities	28,743	(15,368)	18,792	(32,286)
Cash used in operating activities	(47,571)	(37,703)	(199,908)	(150,095)
CASH FLOWS FROM INVESTING ACTIVITIES				
Deferred exploration costs	(95,781)	30,525	(170,120)	(372,561)
Mineral properties	(354,176)	-	(354,176)	-
Cash provided by (used in) investing activities	(449,957)	30,525	(524,296)	(372,561)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	848,500	-	1,269,500	-
Share subscriptions received in advance	-	-	-	507,500
Cash provided by financing activities	848,500	-	1,269,500	507,500
Change in cash during the period	350,972	(7,178)	545,296	(15,156)
Cash position, beginning of period	225,900	410,096	31,576	418,074
Cash position, end of period	$ 576,872	$ 402,918	$ 576,872	$ 402,918

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Compania Minera Solitario de Argentina, S.A. (incorporated under the laws of Argentina). Significant inter-company balances and transactions are eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Marketable securities

Marketable securities are recorded at the lower of cost and market value.

2. NATURE OF OPERATIONS

The Company's principal business activity is the exploration and development of mineral properties.

3. MINERAL PROPERTIES

During the period, the Company entered into the following agreements:

Solitario Properties (Argentina)

During the current period, the Company granted an option to Tenke Mining Corp. ("Tenke") to acquire a 75% interest in certain properties in Argentina for proceeds of 100,000 common shares of Tenke over a four year period (25,000 shares received) and incurring exploration expenses of $1,500,000.

3. **MINERAL PROPERTIES** (cont'd...)

Shotgun Claims (Alaska)

The Company entered into an option agreement to acquire a 50% interest in certain unpatented mineral claims located in the Kuskokwim and Bristol Bay recording district, Alaska, for consideration of expending USD$3,000,000 in staged exploration expenditures to December 31, 2005 and issuing 1,000,000 common shares of the Company in four equal annual installments. The Company has a further option to earn an additional 20% interest in consideration of expending a further USD$6,000,000 to December 31, 2008. The claims are subject to a 5% net proceeds royalty. Subsequent to the period end, the Company issued warrants to acquire 2,500,000 common shares exercisable at $0.10 for a period of two years as finder's fees.

Rock Creek Claims (Alaska)

The Company entered into an option agreement to acquire a 49.9% interest in certain patented mineral claims and mining leases located in the Cape Nome recording district, Alaska for consideration of USD$50,000, financing USD$9,950,000 in staged exploration expenditures to May 31, 2005 and issuing 500,000 common shares of the Company. Subsequent to the period end, the Company issued warrants to acquire 1,000,000 common shares exercisable at $0.10 for a period of two years as finder's fees.

Mineral property acquisition costs relate to the following properties:

	September 30, 2002	December 31, 2001 (Audited)
Rock Creek Claims (Alaska)	$ 354,175	$ -
Spring Gold Claims (New Brunswick)	10,000	-
Solitario Properties (Argentina)	595,728	595,728
	$ 959,903	$ 595,728

4. DEFERRED EXPLORATION COSTS

Deferred exploration costs for the period ended September 30, 2002 were incurred on properties in Canada, Alaska and Argentina as follows:

	Canada	Alaska	Argentina	Total
Assaying	$ -	$ -	$ 2,288	$ 2,288
Drilling	5,000	-	-	5,000
Field personnel	4,995	-	51,802	56,797
Consulting	1,635	58,460	-	60,095
Miscellaneous	-	1,007	53,187	54,194
Travel	-	3,746	-	3,746
	11,630	63,213	107,277	182,120
Costs recovered	(12,000)	-	(20,000)	(32,000)
Net deferred costs for the period	(370)	63,213	87,277	150,120
Balance, beginning of period	44,181	-	1,888,726	1,932,907
Balance, end of period	$ 43,811	$ 63,213	$ 1,976,003	$ 2,083,027

5. RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

	2002	2001
Administration fees	$ 9,000	$ 9,000
Management fees	22,500	22,500
Rent	23,500	20,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

6. LONG-TERM DEBT

After opting out of a joint venture during fiscal 2001, the Company had a balance owing to its joint venture partner. The Company entered into a loan agreement on the balance owing. The remaining balance of the loan, including the accrued interest, is as follows:

	September 30, 2002	December 31, 2001 (Audited)
Balance	$ 94,000	$ 120,000
Less: current portion	(44,000)	(30,000)
	$ 50,000	$ 90,000

7. SHARE PURCHASE OPTIONS

During the period ended September 30, 2002, the Company granted 400,000 options to consultants and non-employees at an exercise price of $0.10 expiring on January 31, 2004. Accordingly, using the Black-Scholes option pricing model, the stock options are marked to fair value through charges to the statement of operations. Total stock-based compensation recognized during the nine month period ended September 30, 2002 was $12,628. This amount was recorded in the statement of operations as consulting fees.

The assumptions used in calculating the fair value of stock options granted using the Black-Scholes option pricing model are as follows:

	Nine Month Period Ended September 30, 2002
Risk-free interest rate	3.32%
Expected life of the options in years	2 years
Expected volatility	123%
Expected dividend yield	Nil

8. SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of mineral properties, in Argentina, U.S.A. and Canada.

9. SUBSEQUENT EVENTS

Subsequent to September 30, 2002:

a) The Company issued 750,000 common shares in accordance with the Shotgun and Rock Creek property option agreements (Note 3). The Company also received regulatory approval to issue warrants to acquire 3,500,000 common shares of the Company exercisable at $0.10 for a two year period as finders' fees.

b) The Company received regulatory approval on a farm-out agreement entered into with BHP Mineral Exploration Inc. ("BPH") to acquire the right to earn a 70% interest in three mineral claim blocks located in the Lake Illiamna-Bristol Bay area, Alaska for consideration of expending a minimum of $800,000 and up to $2,500,000 in exploration expenditures to September 26, 2006 and issuing warrants to acquire 1,000,000 common shares of the Company. The warrants are exercisable for a period of two years at an exercise price of $0.40 per share in the first year and $0.45 per share in the second year.

BPH has the right to back in to a 70% ownership of the property by taking the project to feasibility and to 80% by funding the Company's portion of construction. The Company must complete not less than an aggregate of 1,750 meters of diamond drilling on or before the second anniversary of the agreement.

c) The Company issued 2,700,000 flow-through units at a price of $0.15 per unit for gross proceeds of $405,000 pursuant to a private placement. Each unit consists of one flow-through common share and one-half of one non-transferable common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of $0.20 per share for a period of two years. The Company paid $16,200 and issued 108,000 common shares of the Company to the agent as commissions. The agents also received warrants to acquire 270,000 common shares of the Company at a price of $0.20 for a period of two years.

d) The Company received regulatory approval on a letter of intent on an option to acquire a 50% interest in the Opikeigen Lake gold property located east of Pickle Lake, Ontario. As consideration, the Company issued 100,000 common shares, agreed to issue an additional 200,000 common shares and incur $500,000 in staged exploration expenditures. In addition, 125,000 common shares of the Company were issued as finder's fees.

e) The Company issued 30,000 common shares in payment of $4,000 of the long-term debt.

f) The Company granted incentive stock options enabling directors and employees to acquire 1,340,000 common shares of the Company at a price of $0.15 per share until October 20, 2004.

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the nine month period ended September 30, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For a breakdown of general and administrative expenses, mineral properties and deferred exploration costs, see the attached unaudited consolidated financial statements.

2. See Note 5 of the attached unaudited consolidated financial statements.

3. a) For the period to date, common shares were issued as follows:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Value	Type of Consideration	Commissions
February 27, 2002	Common shares	Exercise of options	125,000	$ 0.12	$ 15,000	Cash	$ -
February 21, 2002	Common shares	Exercise of options	50,000	0.15	7,500	Cash	-
January 7, 2002	Common shares	Private placement	1,000,000	0.10	100,000	Cash	-
March 5, 2002	Common shares	Mineral property option	100,000	0.10	10,000	Mineral property interest	-
April 15, 2002	Common shares	Exercise of options	50,000	0.12	6,000	Cash	-
June 30, 2002	Common shares	Exercise of options	400,000	0.10	40,000	Cash	-
June 30, 2002	Common shares	Exercise of options	50,000	0.15	7,500	Cash	-
July 30, 2002	Common shares	Payment of debt	200,000	0.13	26,000	Debt settlement	-
September 4, 2002	Common shares	Exercise of warrants	500,000	0.10	50,000	Cash	-
September 26, 2002	Common shares	Private placement	12,000,000	0.10	1,200,000	Cash	56,500
September 26, 2002	Common shares	Private placement	318,500	0.10	31,850	Finders fees	-

b) For the period to date, incentive stock options were granted as follows:

Date	Optionee	Number of Shares	Exercise Price	Expiry Date
January 31, 2002	Employees	400,000	$ 0.10	January 31, 2004

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. a) Authorized: 90,000,000 common shares without par value
   10,000,000 Class "A" non-voting convertible redeemable shares without par value

   b) Issued: 32,481,181 common shares with a stated value of $10,467,350
   1,974,907 class "A" shares with a stated value of $Nil

   c) As at September 30, 2002, the following incentive stock options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options	378,000	$ 0.15	January 2, 2003
	272,500	0.12	March 12, 2003
Warrants	12,000,000	0.21	September 26, 2003

   d) No common shares are currently held in escrow or subject to pooling agreements.

5. List of directors and officers:
   Gary Schellenberg – Director and President
   Paul Chung – Director
   Michael Armstrong – Director
   Chris Herald – Director
   Greg Johnson – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

Since incorporation in 1988, TNR Resources Ltd. ("TNR") has been engaged in the business of exploration and development of natural resource properties. The Company's exploration activities have focused on its Minera Solitario Argentina projects located in Argentina, South America, that were acquired in 1998 from Solitario Resources Ltd. of Denver, Colorado for the issuance of 1.25 million shares of the TNR Resources Ltd., and more recently the Spring Gold project located in New Brunswick, Canada, the Shotgun and Rock Creek Projects joint-ventured with Nova Gold of Alaska, the Illiamna Lake project joint-ventured with BHP Billiton in Alaska, and the Pickle Lake Gold Project joint-ventured with Slam Exploration Ltd. and Pure Gold Minerals Inc.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Discussion of Operations

On July 26 it was announced that a final agreement had been signed between TNR and Tenke Mining Corp. ("Tenke") for Tenke to acquire a 75% interest in the Batidero Gold Project located in northern San Juan province in Argentina. The property lies between the prolific El Indio and Maricunga gold belts, covering an area of 4,900 hectares. This belt system hosts numerous world-class gold including Veladero/Pascua/Lama (25 million ounces), considered the largest undeveloped gold deposit in the world today. The Batidero Project is highly prospective, hosting a similar geologic sequence and environment as Veladero and other major deposits in the Andean Cordillera. Tenke can earn a 75% interest in the Batidero Gold Project through expenditures totaling CDN $1.5 million over 4 years. In addition, Tenke will issue to TNR 25,000 shares of Tenke each year that the earn-in Agreement is in effect, to a maximum of 100,000 shares.

On August 7 TNR announced that it had finalized a joint venture agreement with NovaGold Resources Inc. ("NovaGold") to advance the million-ounce Rock Creek Gold Project toward production within the next three years. Under the terms of the agreement TNR Resources would earn a 49.9% interest in the project by spending US$10 million dollars on exploration and development to bring the project to production by June of 2005. After the earn-in, NovaGold and TNR Resources will form a JV company and contribute or dilute their percentage interest according to a straight-line formula. As part of the agreement, TNR Resources will issue 500,000 shares to NovaGold. The joint venture intends to fast-track the exploration phase of the Project, with the objective of bringing Rock Creek to production within the three-year option period. This is the second joint-venture agreement signed between the two companies to advance two of NovaGold's earlier stage wholly owned gold deposits.

In the first year of the agreement, TNR Resources will fund a US$1 million exploration and development program at Rock Creek. TNR Resources is also funding a US$250,000 program at Shotgun Gold Project. NovaGold will manage the Rock Creek program while TNR Resources will manage and operate the Shotgun program.

On September 16 TNR issued news that it had received results from a trench program which was initiated and completed in August on the Rock Creek Gold Project. The program was part of a multi-staged exploration program designed to both expand and upgrade the gold resource as defined by NovaGold in its 2000 Resource Estimate. NovaGold calculated a Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 303,000 ounces of gold grading 2.78 g/t using a 1 g/t cut-off grade, based on work completed by NovaGold, Kennecott, Newmont and Placer Dome. The adjacent Saddle deposit contains an additional Inferred Resource of 260,000 ounces of gold grading 2.61 g/t gold using a 1 g/t cut-off grade.

Core drilling – which began later that month – is expected to provide infill data from the higher-grade "Albion" zone within the previously modeled pit boundaries to upgrade resource estimates to reserve status. The drilling program will also test the significant strike extension potential inferred by the recent trenching.

Discussion of Financial Conditions

The Company had administrative and other expenses, spending $231,782 during this period, compared to $143,390 for the period ended September 30, 2001. During the period the Company incurred $170,120 of exploration expenses, which was directed to its Argentina and US operations.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Related Party Transactions

The Company has a Management Services Agreement with Gary Schellenberg, President of TNR. A monthly fee of $2,500 is paid for management services. This agreement has been filed and approved by the regulatory authorities. The issuer shares office space with other public companies and a private company, which manages the office operations that is controlled by a director.

For the period $23,500 was paid to this Company for rent and $9,452 for office and related expenses.

Investor Relations

The Company maintained a vigorous investor relation program during the period, employing Don Perks and Alfonso Quijada of Capital Associates as well as Mr. Bob Basil on a part time basis. A combined total of $36,596 was paid for investor relations during this period. Subsequent to the period – on October 1 - it was announced The Company has entered in and agreement with Los Angeles area firm Michael Baybak and Company Inc. to conduct media awareness programs on behalf of the Company.

Subsequent Events

On October 15 TNR management announced that it has acquired the right from BHP Minerals International Exploration Inc. ("BHP Billiton") to earn a seventy percent (70%) interest in three claim blocks held by BHP Billiton and located in the Lake Illiamna-Bristol Bay area of southwest Alaska. Exploration on the Illiamna-Bristol claims was originally conducted in 2000 by Rio Algom Exploration Inc. ("Rio"), which was subsequently taken over by BHP Billiton. Work consisted of a regional airborne magnetic survey followed by reconnaissance geology and wide spaced Induced Polarization/Resistivity in selected areas. BHP Billiton's results suggested that these claims had the potential to host porphyry copper-gold-molybdenum systems comparable to the Pebble deposit, located some 100 km to the northeast. BHP Billiton's results suggest large targets bearing striking geophysical similarities to Northern Dynasty's Donlin Creek gold deposit as well as to NovaGold and TNR's Shotgun gold prospect located in the emerging Kuskokwim Gold Belt. The Shotgun project area is located approximately 100km to the northwest. According to the agreement, TNR was granted the exclusive, irrevocable right and option to acquire this undivided interest in the Illiamna-Bristol claims, according to the following provisions of the BHP Billiton/TNR: (1) TNR grants BHP Billiton 1,000,000 share purchase warrants, exercisable for two years from the date of this agreement: These warrants are exercisable at $0.40 during the first year, at $0.45 during the second year. (2) TNR incurs expenditures of not less than an aggregate of $800,000 on or before two years from the anniversary of this Agreement (3) BHP Billiton has the right to back in to 70% ownership of the property by taking the project to feasibility, and to 80% by funding TNR's portion of construction. BHP Billiton has six months from the day of TNR's vesting to make a decision and to inform TNR regarding the exercise of this back-in option. BHP Billiton can extend this option period by exercising the share purchase warrants described above - at which point BHP Billiton will have six months following TNR's expenditure of $2.5 million on the property to make any back-in decision. (4) TNR completes not less than an aggregate of 1,750 metres of diamond drilling on the Property on or before the date of two years from this Agreement. TNR plans to advance these target areas, in conjunction with its Shotgun exploration program, with more detailed ground geophysics to define drill targets for a subsequent drilling program in 2003.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Subsequent Events (cont'd...)

On October 21 TNR announced that it has signed an agreement with Slam Exploration Ltd. ("SXL") and Pure Gold Minerals Inc. ("PUG") to allow TNR to earn a 50% interest in the Opikeigen Lake Gold Project. The 2500-hectare Opikeigen Gold property is located approximately 120 km east of the former gold-mining town of Pickle Lake, Ontario. This mineral property is located within the active Uchi Subprovince of the Superior Province, a subdivision of the Canadian Shield. Several greenstone belts comprise the Uchi Subprovince, which strikes for 600 kilometres from Lake Winnipeg to the Hudson Bay Lowlands. This Subprovince hosts the Pickle Lake, Rice Lake and world famous Red Lake gold mining camps. Between 1935 and 1966, the Pickle Crow Gold Mine near Pickle Lake extracted 1.4 million ounces of gold from 3.4 million tons of rock; Goldcorp Inc.'s Red Lake deposit has grown to 3.8 million ounces of reserves and is one of the most profitable gold mines in Canada.

TNR will have the right to acquire a 50% interest in the project by spending a total of $500,000 over the first two years on exploration and project maintenance including taxes. TNR will issue to Slam and Pure Gold a total of 300,000 of its common shares as follows: 200,000 shares to Slam, and 100,000 shares to Pure Gold. Upon completion of the aforementioned expenditure and share issuances, the three companies will form an unincorporated joint venture for the further exploration and development of the project, with TNR acting as the operator. Under the joint venture, each party can maintain its interest by participating in approved programs pro rata based on percentage ownership. Upon TNR vesting its interest, Pure Gold and Slam will retain a 20% and 30% interest, respectively.

Financing Summary

On September 20 management announced that it had successfully raised $1,200,000 having completed a private placement of 12,000,000 Units at $0.10 per Unit. Each unit is comprised of one common share and one share purchase warrant entitling the holder to acquire one additional common share for a period of two years at $0.21 per share.

Subsequent to the period – on October 21 -- TNR announced that it has arranged for a private placement of up to $405,000 with a syndicate led by Dundee Securities Corporation (the "Agent"). The gross proceeds of the Private Placement will be used for the development of the TNR's Opikeigen Lake Gold Property in Ontario.

Liquidity and Capital Resources

As at September 30, 2002 the issuer had 32,481,181 net shares outstanding for a market capitalization of $ 6,496,236. The issuers working capital surplus as at September 30, 2002 is $513,747 compared with a $19,736 deficit in September 2001.



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TNR RESOURCES LTD.		02	06	30	02	08	21

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-687-7551
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG		DIRECTOR		604-687-7551
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
gschel@netrover.com		www.tnrvse.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	02	08	28
[signature]	PAUL CHUNG	02	08	28

FIN51-901F Rev.2000/12/19

TNR RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

JUNE 30, 2002

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

NOTICE TO READER

We have compiled the consolidated balance sheet of TNR Resources Ltd. as at June 30, 2002 and the consolidated statements of operations and deficit and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

August 21, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TNR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – See Notice to Reader)

	June 30, 2002	December 31, 2001
ASSETS		
Current		
Cash	$ 225,900	$ 31,576
Receivables	2,710	6,493
	228,610	38,069
Due from related parties	8,950	-
Capital assets	3,797	4,360
Mineral properties (Note 3)	605,728	595,728
Deferred exploration costs (Note 4)	2,007,246	1,932,907
	$ 2,854,331	$ 2,571,064
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 17,854	$ 27,805
Current portion of long-term debt	30,000	30,000
	47,854	57,805
Long-term debt (Note 6)	90,000	90,000
	137,854	147,805
Shareholders' equity		
Capital stock	9,247,850	9,161,850
Share subscriptions received in advance	345,000	-
Share purchase options (Note 7)	12,628	-
Deficit	(6,889,001)	(6,738,591)
	2,716,477	2,423,259
	$ 2,854,331	$ 2,571,064

Nature of operations (Note 2)

On behalf of the Board:

__________ Director __________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - See Notice to Reader)

	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001
EXPENSES				
Administration fees	$ 3,000	$ 3,000	$ 6,000	$ 6,000
Amortization	282	385	563	772
Consulting fees	-	-	12,628	-
Filing fees	2,112	3,210	8,267	5,515
Interest	-	-	-	6,808
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	9,651	6,445	12,063	14,826
Professional fees	12,000	9,952	22,071	14,092
Rent	7,500	6,000	15,000	13,000
Salaries and benefits	3,899	5,078	9,978	10,852
Shareholder communications	19,871	5,343	31,391	10,143
Telephone	4,309	592	5,195	1,764
Transfer agent fees	1,634	1,598	2,787	2,618
Travel and promotion	2,483	2,889	9,495	4,437
	(74,241)	(51,992)	(150,438)	(105,827)
Interest income	12	6,457	28	13,057
Loss for the period	(74,229)	(45,535)	(150,410)	(92,770)
Deficit, beginning of period	(6,814,772)	(6,599,404)	(6,738,591)	(6,552,169)
Deficit, end of period	$ (6,889,001)	$ (6,644,939)	$ (6,889,001)	$ (6,644,939)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	18,993,175	17,235,038	18,864,722	17,235,038

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - See Notice to Reader)

	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (74,229)	$ (45,535)	$ (150,410)	$ (92,770)
Items not affecting cash				
Amortization	282	385	563	772
Accrued interest on long-term debt	-	-	-	6,808
Compensation expense	-	-	12,628	-
Changes in non-cash working capital items				
Decrease in receivables	6,982	1,651	3,783	431
Increase in amounts due from related parties	(8,950)	-	(8,950)	-
(Increase) decrease in prepaids	-	1,940	-	(10,715)
Increase (decrease) in accounts payable and accrued liabilities	(35,717)	7,923	(9,951)	(16,918)
Cash used in operating activities	(111,632)	(33,636)	(152,337)	(112,392)
CASH FLOWS FROM INVESTING ACTIVITIES				
Deferred exploration costs	(66,154)	(401,042)	(74,339)	(403,086)
Cash used in investing activities	(66,154)	(401,042)	(74,339)	(403,086)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	53,500	-	76,000	-
Share subscriptions received in advance	345,000	-	345,000	507,500
Cash provided by financing activities	398,500	-	421,000	507,500
Change in cash during the period	220,714	(434,678)	194,324	(7,978)
Cash position, beginning of period	5,186	844,774	31,576	418,074
Cash position, end of period	$ 225,900	$ 410,096	$ 225,900	$ 410,096

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Compania Minera Solitario de Argentina, S.A. (incorporated under the laws of Argentina). Significant inter-company balances and transactions are eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital.

2. NATURE OF OPERATIONS

The Company's principal business activity is the exploration and development of mineral properties.

3. MINERAL PROPERTIES

Mineral property acquisition costs at June 30, 2002 relate to the following properties:

Spring Gold Claims (New Brunswick)	$ 10,000
Solitario Properties (Argentina)	595,728
	$ 605,728

4. DEFERRED EXPLORATION COSTS

Deferred exploration costs for the period ended June 30, 2002 were incurred on properties in Alaska and Argentina as follows:

	Canada	Alaska	Argentina	Total
Assaying	$ -	$ -	$ 2,288	$ 2,288
Field personnel	1,995	-	31,472	31,472
Consulting	-	$ 11,855	-	13,850
Miscellaneous	-	606	38,123	38,729
	1,995	12,461	71,883	86,339
Costs recovered	(12,000)	-	-	(12,000)
Net deferred costs for the period	(10,005)	12,461	71,883	74,339
Balance, beginning of period	44,181	-	1,888,726	1,932,907
Balance, end of period	$ 34,176	$ 12,461	$ 1,960,609	$ 2,007,246

5. RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

	2002	2001
Administration fees	$ 6,000	$ 6,000
Management fees	15,000	15,000
Rent	15,000	13,000

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

6. LONG-TERM DEBT

After opting out of the Takatu Joint Venture in Guyana, the Company still owed its joint venture partner, Champion Resources Inc. ("Champion"), $133,192. During the year ended December 31, 2001, the Company and Champion entered into a loan agreement, incorporating a one-time interest accrual of $6,808 on the balance owing. The remaining balance of the loan, including the accrued interest, is payable as follows:

July 1, 2002	$ 30,000
July 1, 2003	40,000
July 1, 2004	50,000
	120,000
Less: current portion	(30,000)
Balance, June 30, 2002	$ 90,000

7. SHARE PURCHASE OPTIONS

During the period ended June 30, 2002, the Company granted 400,000 options to consultants and non-employees at an exercise price of $0.10 expiring on January 31, 2004. Accordingly, using the Black-Scholes option pricing model, the stock options are marked to fair value through charges to the statement of operations. Total stock-based compensation recognized during the six month period ended June 30, 2002 was $12,628. This amount was recorded in the statement of operations as consulting fees.

The assumptions used in calculating the fair value of stock options granted using the Black-Scholes option pricing model are as follows:

	Six Month Period Ended June 30, 2002
Risk-free interest rate	3.32%
Expected life of the options in years	2
Expected volatility	123%
Expected dividend yield	Nil

8. SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of mineral properties, in Argentina, U.S.A. and Canada.

9. SUBSEQUENT EVENT

Subsequent to the six month period ended June 30, 2002, the Company issued 200,000 common shares in payment of the current portion of the loan payable of $30,000.



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TNR RESOURCES LTD.		02	06	30	02	08	21
ISSUER ADDRESS							
620 – 650 WEST GEORGIA STREET							
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.		ISSUER TELEPHONE NO.		
VANCOUVER	BC	V6B 4N9	604-687-4670		604-687-7551		
CONTACT PERSON		CONTACT'S POSITION			CONTACT TELEPHONE NO.		
GARY SCHELLENBERG		DIRECTOR			604-687-7551		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS					
gschel@netrover.com		www.tnrvse.com					

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	02	08	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	PAUL CHUNG	02	08	28

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the six month period ended June 30, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For a breakdown of general and administrative expenses, mineral properties and deferred exploration costs, see the attached unaudited consolidated financial statements.

   During the period ended June 30, 2002, the Company received subscriptions of $345,000 pursuant to a proposed private placement.

2. See Note 5 of the attached unaudited consolidated financial statements.

3. a) For the period to date, common shares were issued as follows:

Issue Type	Number of Shares	Price per Share	Total Value	Type of Consideration
Exercise of options	125,000	$ 0.12	$ 15,000	Cash
Exercise of options	50,000	0.15	7,500	Cash
Private placement	1,000,000	0.10	100,000	Cash
Mineral property option	100,000	0.10	10,000	Mineral property interest
Exercise of options	50,000	0.12	6,000	Cash
Exercise of options	400,000	0.10	40,000	Cash
Exercise of options	50,000	0.15	7,500	Cash

   b) For the period to date, incentive stock options were granted as follows:

Granted to	Number of Shares	Exercise Price	Expiry Date
Employees	400,000	$ 0.10	January 31, 2004

4. a) Authorized: 90,000,000 common shares without par value
   10,000,000 class "A" non-voting convertible redeemable shares without par value

   b) Issued: 19,399,681 common shares with a stated value of $9,247,850
   1,974,907 class "A" shares with a stated value of $Nil

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. c) As at June 30, 2002, the following incentive stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
617,189	$ 0.23	August 30, 2002
378,000	0.15	January 2, 2003
272,500	0.12	March 12, 2003

d) No common shares are currently held in escrow or subject to pooling agreements.

5. List of directors and officers: Gary Schellenberg – Director and President
Paul Chung – Director
Michael Armstrong – Director
Chris Herald – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

Since incorporation in 1988, TNR Resources Ltd. ("TNR") has been engaged in the business of exploration and development of natural resource properties. The Company's recent exploration activities have focused on its Minera Solitario Argentina projects located in Argentina, South America, that were acquired in 1998 from Solitario Resources Ltd. of Denver, Colorado for the issuance of 1.25 million shares of the TNR Resources Ltd., and more recently the Spring Gold project located in New Brunswick, Canada, and the Shotgun and Rock Creek Projects of Alaska.

Discussion of Operations

On May 22 the Company announced that Tenke Mining Corp. ("Tenke") had signed a Letter of Intent with the Company to acquire a 75% interest in the Batidero Gold Project located in northern San Juan province in Argentina. The property lies between the prolific El Indio and Maricunga gold belts, covering an area of 4,900 hectares. This belt system hosts numerous world-class gold deposits including Veladero/Pascua/Lama (25 million ounces), considered the largest undeveloped gold deposit in the world today. The Batidero Project is highly prospective, hosting a similar geologic sequence and environment as Veladero and other major deposits in the Andean Cordillera. This Agreement exemplifies TNR's ongoing strategy of maximally exploiting its Argentina gold properties via joint ventures and equity partnerships.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Discussion of Operations (cont'd...)

On May 30 the Company announced the signing of the joint venture agreement with Nova Gold Resources Inc. on NovaGold's 100% owned Shotgun gold deposit in Southwestern Alaska. Under the terms of agreement TNR Resources can earn up to a 50% interest in the million-ounce Shotgun gold deposit by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. TNR Resources has a further option to earn an additional 20% interest in the Shotgun project subject to a back-in option for NovaGold. Final planning is underway for a US$500,000 exploration program in 2002. The Shotgun gold deposit is located in the emerging Kuskokwim Gold Belt, which hosts two of the largest gold deposits in Alaska, the 10-million-ounce Pebble deposit and the 23-million-ounce Donlin Creek deposit. Exploration activity in the Kuskokwim Gold Belt is expected to exceed $US13 million this year: In addition to TNR Resources' program at Shotgun, NovaGold is projected to spend $10 million to advance the Donlin Creek Project, and Northern Dynasty Minerals Ltd. of the Hunter Dickinson Inc. Group is expected to spend as much as $3 million on the Pebble Project. NovaGold previously completed a 19-hole, 3100-metre diamond-drilling program on the Shotgun deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off. Drilling highlights include 71 m @ 2.19 g/t (233 ft @ 0.06 oz/t), 50 m @ 2.53 g/t (164 ft @ 0.07 oz/t), 15 m @ 3.44 g/t (50 ft @ 0.10 oz/t), and 13 m @ 4.39 g/t (43 ft @ 0.13 oz/t) gold. The mineralization remains open to the north, west and at depth. More than 10 priority exploration targets with similar geophysical signatures have been identified to date on the property, of which six have returned anomalous gold values in reconnaissance soil sampling.

Discussion of Financial Conditions

The Company had administrative and other expenses, spending $74,241 during this period, compared to $51,992 for the period ended June 30, 2001. During the period the Company incurred $66,154 of exploration expenses, which was directed to its Argentina and US operations.

Related Party Transactions

The Company has a Management Services Agreement with Gary Schellenberg, President of TNR. A monthly fee of $2500 is paid for management services. This agreement has been filed and approved by the regulatory authorities. The issuer shares office space with other public companies and a private company, which manages the office operations that is controlled by a director.

For the period $7500 was paid to this Company for rent and $4989 for office and related expenses.

Investor Relations

The Company increased its investor relation program during the period, employing Don Perks and Alfonso Quijada of Capital Associates as well as Mr. Bob Basil on a part time basis. A combined total of $19,871 was paid for investor relations during this period.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Subsequent Events

On August 7 the Company announced that it has finalized a joint venture agreement with NovaGold Resources Inc. ("NovaGold") to advance the million-ounce Rock Creek Gold Project toward production within the next three years. Under the terms of the agreement TNR Resources would earn a 49.9% interest in the project by spending US$10 million dollars on exploration and development to bring the project to production by June of 2005. After the earn-in, NovaGold and TNR Resources will form a JV company and contribute or dilute their percentage interest according to a straight-line formula. As part of the agreement, TNR Resources will issue 500,000 shares to NovaGold. The joint venture intends to fast track the exploration phase of the Project, with the objective of bringing Rock Creek to production within the three-year option period. This is the second joint-venture agreement signed between the two companies to advance two of NovaGold's earlier stage wholly owned gold deposits.

In the first year of the agreement, TNR Resources will fund a US$1 million exploration and development program at Rock Creek. As previously announced TNR Resources is funding a US$500,000 program at Shotgun Gold Project. NovaGold will manage the Rock Creek program while TNR Resources will manage and operate the Shotgun program.

Financing Summary

The Company has negotiated a 12 million unit private placement @ $0.10/unit to net the company $1.2 million. These funds will enable the company to operate for the next 12 months and conduct the required exploration program on the Shotgun Project in Alaska. The company will have to raise additional funds to meet its Rock Creek exploration obligations with NovaGold Resources Inc. The private placement has not yet received exchange approval.

Liquidity and Capital Resources

As at the issuer had 19,599,681 shares outstanding for a market capitalization of $3,919,936. The issuers working capital surplus as at June 30, 2002 is $180,756 compared with a $352,738 surplus in June 2001.


TNR
Resources Ltd.

February 7, 2003

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TRR:TSXV**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

Rock Creek Drill Results Clarification

TNR Resources Ltd. ("TNR") management wishes to clarify and make a correction to its February 6, 2003 news release, in which there was a discrepancy between a table describing Rock Creek New Drill Results Highlights and accompanying text describing the same. The text in the news release describes Drill hole 101 as having **34 metres grading** 1.61 grams per tonne (g/t) gold, this should have read **2.61 grams per tonne (g/t) gold.** An amended Highlights Table, with additional intervals for Drill holes 102 and 115, appears below:

Rock Creek New Drill Results Highlights

DHID	Interval (m)	Length (m)	Gold (g/t)	Length (ft)	Gold (oz/t)	Type	Objective
RKDCO2-101	46 to 80	**34**	**2.61**	111.5	0.08	Core	In-Fill Definition
Including	70 to 72	**2**	**17.09**	6.6	0.50		
RKDC02-102	**0-61**	**61**	**1.5**	200.2	0.04	Core	In-Fill Definition
Including	8 to 48	**40**	**2.22**	131.2	0.07		
Including	32.to 48	**16**	**3.38**	52.5	0.10		
and	**22 to 26**	**4**	**5.12**	13.2	0.15		
RKDCO2-103	3.1 to 44	**40.9**	**2.22**	134.0	0.07	Core	In-Fill Definition
Including	26 to 44	**18**	**4.32**	59.1	0.13		
And	42 to 44	**2**	**18.89**	6.56	0.53		
RKDC02-104	2.2 to 93.3	**91.1**	**0.87**	298.8	0.03	Core	In-Fill Definition
Including	24 to 48	24	1.96	78.7	0.06		
And	34 to 46	**12**	**3.46**	39.4	0.10		
RKDCO2-105	5.4 to 94	**88.6**	**1.27**	290.7	0.04	Core	In-Fill Definition
Including	10 to 42	**32**	**2.71**	105.0	0.08		
Including	12 to 22	**10**	**5.49**	32.81	0.16		
And	76 to 82	6	2.29	19.7	0.07		
RKDC02-107	22 to 24	2	2.59	6.6	0.08	core	Exploration
RKDC02-112	6 to 12	**6**	**3.44**	19.7	0.10	core	In-Fill Definition
RKDC02-113	6 to 64	58	0.32	190.3	0.01	core	In-Fill Definition
RKDC02-114	8 to 12	4	3.49	13.1	0.10	core	In-Fill Definition
and	34 to 36	2	4.22	6.6	0.12		
RKDC02-115	0 to 105	**105**	**0.86**	368	0.03	core	In-Fill Definition
Including	30 to 38	**8**	**3.55**	26.2	0.10		
and	54 to 56	**12**	**4.03**	39.4	0.12		
RKDC02-116	0 to 116.3	**116.3**	**1.73**	381.6	0.05	core	In-Fill Definition
including	16 to 32	**16**	**3.05**	52.5	0.09		
and	62 to 90	**28**	**4.6**	91.9	0.13		

ON BEHALF OF THE BOARD
Per:

"Gary Schellenberg"
President

FOR FURTHER INFORMATION, PLEASE CONTACT:

TNR Resources Ltd: Gary Schellenberg, President; Bob Basil, Investor Relations Tel. (604) 6877551 1(800) 667-4470 E-mail: gschel@netrover.com Email: basil@basil.ca.



February 20, 2003

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR COMMENCES 2003 EXPLORATION PROGRAM ON OPIKEIGEN LAKE GOLD PROJECT

TNR Resources Ltd. ("TNR") is pleased to announce that exploration has commenced on its Opikeigen Lake Project. A crew has mobilized to the area to conduct an extensive IP survey over the Fort Hope Mine and previously discovered gold-zones. Previous IP surveys have been successful in identifying near-surface gold-bearing structures on the property. The current survey has been designed to better define these gold-bearing structures to depth. Two-dimensional and three-dimensional inversion processing of the data will be utilized to determine their respective rake and dip directions of these features. The Fort Hope mine area of the project has seen sporadic exploration by previous operators, including a small drift that retained historic gold values of 1.06 oz./t over an average width of 3 feet for 34 feet. The current IP survey is targeting these historic gold occurrences and may possibly generate new exploration targets. A drill program will follow upon an analysis of this geophysical program.

The 2500-hectare Opikeigen Gold property is located approximately 120 km east of the former gold-mining town of Pickle Lake, Ontario. The property is host to ten gold prospects over a strike length of eight kilometers. The property is located within the Uchi Subprovince of the Superior Province, which hosts the Pickle Lake, Rice Lake and world famous Red Lake gold mining camps. Between 1935 and 1966, the Pickle Crow Gold Mine near Pickle Lake extracted 1.4 million ounces of gold from 3.4 million tons of rock; Goldcorp Inc.'s Red Lake deposit has grown to 4.6 million ounces of reserves and is one of the most profitable gold mines in Canada.

Significant gold prospects on the Opikeigen property thus far include: Zone OL12 diamond drill intervals include 8.68 grams per tonne (gpt) gold over 6.1 metres, and higher grade intercepts range up to 49.66 gpt Au over 0.2m and 113.87 gpt Au over 0.1m; Zone OL29 was tested by ten holes for an average grade of 1.59 g/tonne Au and average thickness of 5.8 metres over a strike length of 320 metres, and it is open to the northeast and at depth; and the Fort Hope Gold Mine, where some bulk samples have ranged up to 303.4 gpt (8.8 oz/t) Au.

TNR can earn a 50% interest in the Opikeigen Lake Gold Project from Slam Exploration Ltd. ("SXL") and Pure Gold Minerals Inc. ("PUG") by spending a total of $500,000 over the first two years on exploration and project maintenance.

TNR is a gold-and-precious-metals exploration company with projects in Alaska, Canada, and Argentina.

ON BEHALF OF THE BOARD
Per:

Gary Schellenberg
President

FOR FURTHER INFORMATION, PLEASE CONTACT:

TNR Resources Ltd: Gary Schellenberg, President Bob Basil, Investor Relations Tel. (604) 687-7551 1(800) 667-4470 E-mail: gschel@netrover.com Email: basil@basil.ca



UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434



03 JUL -7 7:21

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

December 18, 2002

ROCK CREEK PROGRAM HITS HIGH-GRADE IN DEFINITION DRILL HOLES, ECONOMIC ASSESSMENT STUDY TO BEGIN

TNR Resources Inc. ("TNR") is pleased to report further results from the ongoing exploration program with NovaGold Resources Inc. ("NovaGold") at the Rock Creek gold deposit in Nome, Alaska. The 2002 drill program was initiated in late September as part of a multi-staged program designed to expand the gold resource as defined in the 2000 Resource Estimate and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit. The first five core holes successfully intersected the targeted high-grade Albion zone and surrounding stockwork mineralization with ore-grade intersections, confirming previous results and showing improving gold grades to the northeast.

Current drill highlights include: 2 m of 17.09 g/t gold (0.50 oz/t), 2 m of 18.89 g/t gold (0.53 oz/t), 4 m of 5.12 g/t gold (0.15 oz/t), 12 m of 5.11 g/t gold (0.15 oz/t), 6 m of 7.63 g/t gold (0.22 oz/t), and 10 m 5.49 g/t gold (0.16 oz/t). The overall mineralized zone has been extended to more than 1.5 kilometres in strike and remains open along strike and down dip, as indicated by drilling and trenching.

There is excellent potential to continue to expand the extent of the higher-grade Albion Zone, as well as to discover new zones with continued step-out drilling. High-grade intercepts of greater than 3 g/t gold over significant widths occur on several other targets on the property on the mineralized trend outside the currently defined resource area. Additional gold assay results are anticipated over the coming weeks from the remainder of the November and December drill program.

TNR and NovaGold are accepting bids from independent engineering firms to complete a comprehensive Preliminary Economic Assessment Study and new updated Resource Estimate at Rock Creek. This study will further refine the economic operating parameters for the deposit and define the scope of work for additional exploration and engineering studies to be initiated as part of the Feasibility work to begin in the spring of 2003.

Based on work completed by NovaGold, Kennecott, Newmont and Placer Dome at Rock Creek, NovaGold previously released a total Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 303,000 ounces of gold grading 2.78 g/t using a 1 g/t cut-off grade. At the adjacent Saddle deposit there is an additional Inferred Resource of 260,000 ounces of gold grading 2.61 g/t gold using a 1 g/t cut-off grade.

The Rock Creek deposit ranks as the biggest, most advanced lode gold deposit found to date on the Seward Peninsula near the community of Nome, Alaska. The Nome Mining District has historically produced over 5.5 million ounces of gold from the nearby stream and beach placer deposits. The property is road-accessible and located on private-patented land, which is expected to facilitate environmental and mine permitting. The deposit is exposed at the surface and amenable to open-pit mining with a low strip ratio.

TNR Resources is earning a 49.9% interest in a joint venture in the Rock Creek gold deposit from NovaGold, the project operator.

The drill program and sampling protocol are managed by NovaGold with oversight provided by Phil St. George, Vice President of Exploration for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Rock Creek New Drill Results Highlights Table

DHID	Interval (m)	Length (m)	Gold (g/t)	Length (ft)	Gold (oz/t)	Type	Area	Objective
RKDCO2-101*	46 to 80	34	2.61	111.5	0.08	Core	Sophie Gulch / Albion	Definition
Including:	**70 to 72**	**2**	**17.09**	**6.6**	**0.50**			
RKDC02-102	8 to 48	40	2.22	131.2	0.07	Core	Sophie Gulch / Albion	Definition
Including:	12 to 48	36	2.42	118.1	0.07			
Including:	32 to 48	16	3.38	52.5	0.10			
Including:	**22 to 26**	**4**	**5.12**	**13.1**	**0.15**			
Including:	**24 to 26**	**2**	**7.98**	**6.6**	**0.23**			
RKDCO2-103	3.15 to 44	40.85	2.22	134.0	0.07	Core	Sophie Gulch / Albion	Definition
including:	26 to 44	18	4.32	59.1	0.13			
including:	**32 to 44**	**12**	**5.11**	**39.4**	**0.15**			
including:	**38 to 44**	**6**	**7.63**	**19.7**	**0.22**			
including:	**42 to 44**	**2**	**18.89**	**6.56**	**0.53**			
RKDC02-104	2.2 to 93.27	91.07	0.87	298.8	0.03	Core	Sophie Gulch / Albion	Definition
including:	24 to 48	24	1.96	78.7	0.06			
including:	34 to 46	12	3.46	39.4	0.10			
including:	**34 to 38**	**4**	**6.60**	**13.1**	**0.19**			
RKDCO2-105	5.4 to 94	88.60	1.27	290.7	0.04	Core	Sophie Gulch / Albion	Definition
including:	10 to 42	32	2.71	105.0	0.08			
including:	12 to 40	28	3.04	91.9	0.09			
including:	**12 to 22**	**10**	**5.49**	**32.81**	**0.16**			
including:	76 to 82	6	2.29	19.7	0.07			
RKDC02-107*	22 to 24	2	2.59	6.6	0.08	Core	Southwest	Step out

- check assays pending

ON BEHALF OF THE BOARD
Per:

"Gary Schellenberg"
President

FOR FURTHER INFORMATION, PLEASE CONTACT:
TNR Resources Ltd: Gary Schellenberg, President Bob Basil, Investor Relations Tel. (604) 687-7551 1(800) 667-4470 E-mail: gschel@netrover.com Email: basil@basil.ca.

480000 480500

ROCK CREEK PROJECT, 2002

NOVAGOLD RESOURCES and TNR RESOURCES

NOVAGOLD RESOURCES and TNR Joint Venture

Scale = 1:5000 on super b size paper | UTM zone 3 NAD27Alaska Clarke 1866 | drawn 11 Dec 2002 by ctg | source = rkckt11dec2002.apr

N

0 200 400 Meters

RKDC02-110
RKDC02-109
RKDC02-108
RKT-111
RKT-112
RKT-110
RKT-109
RKDC02-114
RKDC02-116
RKDC02-112
RKDC02-115
RKDC02-113
RKDC02-102
RKDC02-103
RKDC02-105
RKDC02-104
RKDC02-101
RKT-105
RKT-102
RKT-103
RKT-101
RKDC02-106
RKDC02-111
RKDC02-107
RKT-104
RKT-108
RKT-106
RKT-107

LEGEND

RKDC02-116 — 2002 drill hole collar

2000 drill hole collar

pre-2000 drill hole collar

NOTE: Pre-2002 drill holes that are usable for resource estimation within the pit boundaries have a drill trace attached to their collar symbol

RKT-104 — 2002 trench

preliminary pit outline

pre-2000 projection-to-surface of Albion zone


TNR
Resources Ltd.

January 21, 2003

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: TSX:TRR
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

ARGENTINA UPDATE

TNR Resources Ltd. ("TNR") has been informed by Tenke Mining Corp. ("Tenke") (TSX:TNK) that the 2003 exploration program has started at the Batidero gold project in Argentina; Tenke is the present operator of this project. The program has begun with a rock chip and talus sampling program covering most of the previously known gold anomalies, discovered by TNR during prior exploration, and extending coverage to include the eastern flank of the project.

Initial results are encouraging. Data are indicating that the gold and mercury anomalies back an intense and large epithermal system. Gold anomalies are in close correlation with strong mercury and antimony anomalies, showing high-level epithermal characterization. Widespread, lower-grade anomalies surround large, main target zones.As well, in the eastern flank of Batidero, an area entirely unexplored before, talus gold anomalies (greater than 20 parts per billion gold and as high as 66 parts per billion gold) correlate with impressively high mercury anomalies (300 to 2,150 parts per billion mercury), enlarging the extent of the regional geochemical anomaly approximately three kilometres to the east of the previously known target.

The Batidero project is located on the northern continuity of the El Indio gold belt in the Cuyo region of Argentina. The Cuyo region encompasses the prolific mining districts of Mendoza and San Juan. The primary target model is high sulphidation, breccia-hosted mineralization similar to the Veladero/Pascua (26+ million ounces gold) deposit 60 kilometres to the south. Tenke is the operator on this project, and its exploration team is the same team that discovered the Veladero deposit.

Further sampling, mapping and some trenching will be carried out, followed by a geophysical program. Data from these programs will form the basis of a drilling program anticipated to commence by the end of March.

Tenke can earn a 75% interest in the Batidero Gold Project from TNR through expenditures totaling Cdn$1.5 million over 4 years. In addition, Tenke will issue to TNR 25,000 shares of Tenke each year that the earn-in Agreement is in effect, to a maximum of 100,000 shares.

ON BEHALF OF THE BOARD
Per:
"Paul Chung"
Director

FOR FURTHER INFORMATION, PLEASE CONTACT:

TNR Resources Ltd: Gary Schellenberg, President Bob Basil, Investor Relations Tel. (604) 687-7551 1(800) 667-4470 E-mail: gschel@netrover.com Email: basil@basil.ca.


UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434


TNR
Resources Ltd.

February 6, 2003

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TRR:TSXV**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

ROCK CREEK DRILL RESULTS ANNOUNCED BY TNR AND NOVAGOLD

TNR Resources Ltd. ("TNR") management is pleased to announce results from its 2002 Rock Creek, Alaska, exploration program, a joint venture with NovaGold Resources Inc. ("NovaGold") (NRI:TSX), operator of the project.

Highlights

- Core drilling on the Rock Creek Property continued to intercept high-grade gold mineralization within the Albion zone and in the surrounding stockwork vein mineralization.

- Drill highlights include: Hole 101 with **34.0 meters grading 1.61 g/t gold**, including **2 meters at 17.09 g/t**; Hole 102 with **61.0 meters grading 1.50 g/t, including 4 meters at 5.12 g/t**, Hole 105 with **88.0 meters grading 1.27 g/t**, including **10 meters at 5.49 g/t**; Hole 115 with **8 meters grading 3.55 g/t** and **12 meters grading 4.03 g/t gold**; and Hole 116 with **116.3 meters grading 1.73 g/t**, including **16 meters grading 3.05 g/t** and a separate interval of **28 meters grading 4.60 g/t gold.**

- Formal bids for a comprehensive independent Preliminary Economic Assessment Study and new updated Resource Estimate at Rock Creek have been accepted. The final selection of an independent engineering firm will be completed this month with the study anticipated to be complete before June of 2003.

Final 2002 Rock Creek Drill and Trench Program Results Received

TNR Resources and NovaGold have received the final assay results from the 2002 Drill and Trench program on the million-ounce Rock Creek project in Nome, Alaska. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit.

The first shift of drilling consisted of eleven HQ core holes totaling 741 meters which successfully intersected the targeted shallow high-grade Albion zone and surrounding vein mineralization. The gold grades within these drill holes confirm previous results, but are drilled at closer spacing with the intent of upgrading the resource to the higher measured and indicated category.

The second shift of drilling was completed in late December 2002 and consisted of 5 HQ drill holes totaling 441 meters. This program had three main objectives: 1) to delineate additional near-surface, high grade resources adjacent to the modeled pit boundaries, 2) increase the drill density in the area of currently defined resources and 3) to test some of the gold-in-soil targets outside of the known resource area.

These programs were successful in meeting these objectives. Additional infill drilling is necessary to advance the resource status prior to final mine design, permitting and construction. 2002 programs were the first step in upgrading the known resource. The drilling also extended the overall mineralized zone to over 1.5 kilometers in strike. The system

remains open along strike and down dip and there remains excellent potential to continue to expand the extent of the higher-grade Albion Zone, as well as to discover new zones with further drilling.

Drill highlights from the first drill shift include:

- Hole 101 with **34.0 meters grading 1.61 g/t gold**, including **2 meters at 17.09 g/t;**
- Hole 102 with **61.0 meters grading 1.50 g/t**, including **4 meters at 5.12 g/t,**
- Hole 105 with **88.0 meters grading 1.27 g/t,** including **10 meters at 5.49 g/t gold.**

Highlights from the second program include:

- Hole 115 where **the entire 105 meter hole averaged 0.86 g/t and included 8 meters grading 3.55 g/t with a separate interval of 12 meters grading 4.03 g/t gold;**
- Hole 116 which averaged **116 meters grading 1.73 g/t from top to bottom**, including **16 meters grading 3.05 g/t** with a separate interval of **28 meters grading 4.60 g/t gold**, ending with continued mineralization.

Initial trenching on a broad gold-in-soil anomaly, located approximately 300 meters south of the modeled pit, exposed a zone of stockwork veining and disseminated sulfide mineralization. Follow-up work is planned to evaluate the potential within this newly identified area. Several other nearby soil anomalies also hold significant potential for similar styles of mineralization and will be targeted for work in 2003.

Geologists and management from TNR and NovaGold are very pleased with the results from this most recent program, believing that there remains excellent potential for significant resource expansion of the Rock Creek deposit and possible development of other deposits within the district controlled by the companies that could be rapidly advanced to become high-quality, low-cost mines.

Rock Creek New Drill Results Highlights

DHID	Interval (m)	Length (m)	Gold (g/t)	Length (ft)	Gold (oz/t)	Type	Objective
RKDCO2-101	46 to 80	34	2.61	111.5	0.08	Core	In-Fill Definition
Including	70 to 72	2	17.09	6.6	0.50		
RKDC02-102	8 to 48	40	2.22	131.2	0.07	Core	In-Fill Definition
Including	32 to 48	16	3.38	52.5	0.10		
RKDCO2-103	3.1 to 44	40.9	2.22	134.0	0.07	Core	In-Fill Definition
Including	26 to 44	18	4.32	59.1	0.13		
And	42 to 44	2	18.89	6.56	0.53		
RKDC02-104	2.2 to 93.3	91.1	0.87	298.8	0.03	Core	In-Fill Definition
Including	24 to 48	24	1.96	78.7	0.06		
And	34 to 46	12	3.46	39.4	0.10		
RKDCO2-105	5.4 to 94	88.6	1.27	290.7	0.04	Core	In-Fill Definition
Including	10 to 42	32	2.71	105.0	0.08		
Including	12 to 22	10	5.49	32.81	0.16		
And	76 to 82	6	2.29	19.7	0.07		
RKDC02-112	6 to 12	6	3.44	19.7	0.10	core	In-Fill Definition
RKDC02-113	6 to 64	58	0.32	190.3	0.01	core	In-Fill Definition
RKDC02-114	8 to 12	4	3.49	13.1	0.10	core	In-Fill Definition
	34 to 36	2	4.22	6.6	0.12		
RKDC02-115	30 to 38	8	3.55	26.2	0.10	core	In-Fill Definition
	54 to 56	12	4.03	39.4	0.12		
RKDC02-116	0 to 116.3	116.3	1.73	381.6	0.05	core	In-Fill Definition
including	16 to 32	16	3.05	52.5	0.09		
and	62 to 90	28	4.6	91.9	0.13		
RKDC02-107	22 to 24	2	2.59	6.6	0.08	core	Exploration


TNR
Resources Ltd.

October 21, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR PRIVATE PLACEMENT

TNR Resources Ltd. ("TNR") is pleased to announce that it has arranged for a private placement of up to $405,000 with a syndicate led by Dundee Securities Corporation (the "Agent"). The Private Placement will comprise up to 2,700,000 Flow-Through Units at an issue price of $0.15 per Flow-Through Unit. Each Flow-Through Unit will consist of one Flow-Through Common Share and one-half non-transferable Common Share Purchase Warrant. Each whole Common Share Purchase Warrant will entitle the holder to purchase one Common Share at a price of $0.20 per Common Share for a period of 24 months from the Closing Date.

The Agents will be paid a fee equal to 8% of the gross proceeds raised in the Offering. The Agents will also receive broker warrants entitling them to purchase that number of Common Shares that is equal to 10% of the number of Flow-Through Units sold. The broker warrants are exercisable at $0.20 and will expire 24 months from the Closing Date. The flow-through shares, the warrant shares, and the agent's warrant shares will be subject to a hold period of four months plus one day.

The gross proceeds of the Private Placement will be used for the development of the TNR's Opikeigen Lake Gold Property in Ontario.

ON BEHALF OF THE BOARD
Per:

"Gary Schellenberg"
President

FOR FURTHER INFORMATION, PLEASE CONTACT:

TNR Resources Ltd: Gary Schellenberg, President Bob Basil, Investor Relations Tel. (604) 687-7551 1(800) 667-4470 E-mail: gschel@ihermes.com Email: basil@basil.ca.



UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434

October 21, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: TSX:TRR
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR TO ACQUIRE INTEREST IN OPIKEIGEN LAKE GOLD PROJECT

TNR Resources Ltd. ("TNR") is pleased to announce that it has signed an agreement with Slam Exploration Ltd. ("SXL") and Pure Gold Minerals Inc. ("PUG") to allow TNR to earn a 50% interest in the Opikeigen Lake Gold Project. The 2500-hectare Opikeigen Gold property is located approximately 120 km east of the former gold-mining town of Pickle Lake, Ontario. This mineral property is located within the active Uchi Subprovince of the Superior Province, a subdivision of the Canadian Shield. Several greenstone belts comprise the Uchi Subprovince, which strikes for 600 kilometres from Lake Winnipeg to the Hudson Bay Lowlands. This Subprovince hosts the Pickle Lake, Rice Lake and world famous Red Lake gold mining camps. Between 1935 and 1966, the Pickle Crow Gold Mine near Pickle Lake extracted 1.4 million ounces of gold from 3.4 million tons of rock; Goldcorp Inc.'s Red Lake deposit has grown to 3.8 million ounces of reserves and is one of the most profitable gold mines in Canada.

TNR will have the right to acquire a 50% interest in the project by spending a total of $500,000 over the first two years on exploration and project maintenance including taxes. TNR will issue to Slam and Pure Gold a total of 300,000 of its common shares as follows: 200,000 shares to Slam, and 100,000 shares to Pure Gold. Upon completion of the aforementioned expenditure and share issuances, the three companies will form an unincorporated joint venture for the further exploration and development of the project, with TNR acting as the operator. Under the joint venture, each party can maintain its interest by participating in approved programs pro rata based on percentage ownership. Upon TNR vesting its interest, Pure Gold and Slam will retain a 20% and 30% interest, respectively.

TNR and Slam have each agreed to pay a finders fee subject to regulatory approval, to an intermediate party.

The Opikeigen property is host to ten gold prospects over a strike length of eight kilometers. The gold prospects have alteration and mineralization similar to the Pickle Crow and Goldcorp deposits. The more significant gold prospects on the Opikeigen property are described as follows:

- **Zone OL12** diamond drill intervals include 8.68 grams per tonne (gpt) gold over 6.1 metres. Higher grade intercepts range up to 49.66 gpt Au over 0.2m and 113.87 gpt Au over 0.1m.
- **Zone OL29** was tested by ten holes for an average grade of 1.59 g/tonne Au and average thickness of 5.8 metres over a strike length of 320 metres. It is open to the northeast and at depth.
- **Zone OL41** tested by three diamond drill holes with intervals up to 6.73 g/t Au over 0.4 metres. It is open to the east and at depth.
- The **Fort Hope Gold Mine** is a prospect discovered in the 1920s. Underground work from an exploration shaft intersected one vein (the Shaft vein) averaging 1.06 ounces/ton (oz/t) gold over a width of 3 feet along a length of 34 feet. No production was recorded. Some bulk samples ranged up to 303.4 gpt (8.8 oz/t) Au. Grab samples from the Shaft vein were reported to be as high as 9.37 oz/ton (321 gpt). Significant gold values were obtained from both surface and underground workings.

Geophysical exploration and a drilling program are expected to be conducted this winter on the project.

The above agreement is subject to regulatory approval.

ON BEHALF OF THE BOARD
Per:
"Gary Schellenberg"
President

FOR FURTHER INFORMATION, PLEASE CONTACT:

TNR Resources Ltd: Gary Schellerberg, President Bob Basil, Investor Relations Tel. (604) 687-7551 1(800) 667-4470 E-mail: gschel@ihermes.com Email: basil@basil.ca

Slam Exploration Ltd. Michael R. Taylor, President Tel: (506) 627-1354
miketaylor@slamexploration.com

Pure Gold Minerals Inc., Donald R. Sheldon, President, (604) 687-2038, (604) 687-3141 (FAX), Website: www.puregold.ca


TNR
Resources Ltd.

November 18, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR PRIVATE PLACEMENT CLOSES

TNR Resources Ltd. ("TNR") is pleased to announce that it has closed the private placement of $405,000 with a syndicate led by Dundee Securities Corporation (the "Agent"). The Private Placement comprises 2,700,000 Flow-Through Units at an issue price of $0.15 per Flow-Through Unit. Each Flow-Through Unit will consist of one Flow-Through Common Share and one-half non-transferable Common Share Purchase Warrant. Each whole Common Share Purchase Warrant will entitle the holder to purchase one Common Share at a price of $0.20 per Common Share for a period of 24 months from the Closing Date. There is a Hold Period for these Flow-Through Units and Share Purchase Warrants that expires March 15, 2003.

The Agents will be paid a fee equal to 8 per cent of the gross proceeds raised payable as to one-half of the 8-per-cent commission to be paid in cash and one-half to be paid in shares at 15 cents per share. In addition, the agent will receive broker warrants exercisable for common shares equal to 10 per cent of the number of units sold having the same terms and conditions described above.

The gross proceeds of the Private Placement will be used for the development of the TNR's Opikeigen Lake Gold Property in Ontario.

ON BEHALF OF THE BOARD
Per:

"Gary Schellenberg"
President

FOR FURTHER INFORMATION, PLEASE CONTACT:

TNR Resources Ltd: Gary Schellenberg, President Bob Basil, Investor Relations Tel. (604) 687-7551 1(800) 667-4470 E-mail: gschel@ihermes.com Email: basil@basil.ca.

TNR RESOURCES LTD.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **CDNX: TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

November 25, 2002

News Release

The Company wishes to advise that it has granted stock options to certain directors and employees of TNR Resources Ltd. entitling them to purchase up to 800,000 common shares of the capital stock in the Company at a price of $0.16 per share for the next two years. The exercise price represents a 25% discount to the preceding 10-day trading average. The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

UNITED STATES SECURITIES EXCHANGE COMMISSION

82-4434

03 JUN ... 7:21



Resources Ltd.

November 27, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com

Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

ROCK CREEK AND COMPANY UPDATE

TNR Resources Ltd. ("TNR") and NovaGold Resources ("NRI") are pleased to announce that to date they have completed 11 holes totaling 745.8 metres (2447 feet) on the million-ounce Rock Creek Gold Project in Nome Alaska: five holes of infill drilling, three holes stepping out to the northeast, and three holes stepping out to the southwest. All core has now been logged and samples have been shipped for analysis to the ALS Chemex laboratories. The drill crews will be taking a break for the American Thanksgiving holiday and will commence drilling again the first week of December. The current drill program has two goals: to continue step-out drilling beyond defined limits of the deposit, and to begin in-fill drilling on a 30-by-30-meter drill-spacing. This program will improve the project's geostatistical database and increase the gold-resource confidence level and classification. Results from Phase 1 of the Drill Program are expected in early December. The Rock Creek Gold Project is located in the Seward Peninsula near the city of Nome, Alaska, and at present it hosts a Total Measured and Indicated Resource of 555,000 ounces gold grading 2.74 g/t and an additional inferred resource of 563,000 ounces gold grading 2.53 g/t. Five additional exploration targets have been identified with the region.

TNR Management is also pleased to provide the following updates regarding its other North American projects:

Spring Project, New Brunswick

The Company has been given a $30,000 grant by the Ministry of Mines in New Brunswick to continue to explore the Company's Spring project located 25 km WNW of Fredericton. The geological work conducted thus far on the Spring Property has included soil, VLF-EM and magnetometer surveys, trenching, and two drill programs of two and three holes, respectively. The property is located immediately northwest of the community of Springfield, New Brunswick, approximately 25 kilometres west-northwest of Fredericton, the province's capital. The Company plans to complete two drill holes designed to test the projects gold potential to depth. Drilling on this project is scheduled to begin immediately.

Opikeigen Lake

The Company has now received all necessary approvals for its acquisition and financing of the Opikeigen Lake project in Ontario. The 2500-hectare Opikeigen Gold property is located approximately 120 km east of the former gold-mining town of Pickle Lake, Ontario. This mineral property is located within the active Uchi Subprovince of the Superior Province, a subdivision of the Canadian Shield. Several greenstone belts comprise the Uchi Subprovince, which strikes for 600 kilometres from Lake Winnipeg to the Hudson Bay Lowlands. This Subprovince hosts the Pickle Lake, Rice Lake and world famous Red Lake gold mining camps. Between 1935 and 1966, the Pickle Crow Gold Mine near Pickle Lake extracted 1.4 million ounces of gold from 3.4 million tons of rock; Goldcorp Inc.'s Red Lake deposit has grown to 3.8 million ounces of reserves and is one of the most profitable gold mines in Canada. TNR can acquire a 50% interest in the project by spending a total of $500,000 over the first two years on exploration and project maintenance including taxes. The Company is currently

completing and reviewing all the data and plans to drill the project in early winter 2003.

The Shotgun and Illiamna Lake Projects

Plans are being made for a spring exploration program on both of these South West Alaska Gold projects. The Shotgun Deposit is located in the emerging Kuskokim Gold Belt, which hosts two of the largest gold deposits in Alaska, the 10-million-ounce Pebble Deposit and the NovaGold Exploration Corp.'s 23-million-ounce Donlin Creek Deposit. Shotgun has an inferred 1-million-ounce gold resource, with significant exploration potential to define a multi-million-ounce deposit. TNR and NovaGold have revised the exploration-expenditure schedule for the Shotgun Project as follows: TNR will spend $250,000 in exploration expenditures on the Shotgun Project by the end of May 31, 2003; an additional $750,000 by May 31, 2004, an additional $1 million by 2005, and an additional $1 million by May 31, 2006.

Work conducted on the Illiamna Project by BHP Billiton points to large targets bearing striking geophysical similarities to the Pebble copper-gold deposit as well as to the Shotgun gold prospect located approximately 100 km to the northwest. Spring 2003 exploration on both projects will include geophysics and drilling.

ON BEHALF OF THE BOARD
Per:

"Gary Schellenberg"
President

FOR FURTHER INFORMATION, PLEASE CONTACT:

TNR Resources Ltd: Gary Schellenberg, President Bob Basil, Investor Relations Tel. (604) 687-7551 1(800) 667-4470 E-mail: gschel@netrover.com Email: basil@basil.ca.





03 JUL -2 7:21

September 26, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

Rock Creek Drilling Begins

TNR Resources Ltd. ("TNR") is pleased to announce that a new phase of exploration drilling has commenced on its Rock Creek Gold Project in Alaska.

The current drill program has two goals: to continue step-out drilling beyond defined limits of the deposit, and to begin in-fill drilling on a 30-by-30-meter drill-spacing. This program will improve the project's geostatistical database and increase the gold-reserve confidence level and classification. This August's trenching program (described in a September 16, 2002 news release) encountered mineralization beyond the known extents of the deposit, and this drill program will test the subsurface extent of those intercepts.

The drill program will tentatively comprise 12 holes averaging 200 feet in length. The exploration program and sampling protocol are managed by project operator NovaGold, with oversight provided by Qualified Person Phil St. George, Vice President of Exploration for NovaGold.

ON BEHALF OF THE BOARD

Per:
"Gary Schellenberg"
President


TNR
Resources Ltd.

October 1, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR TO HIRE MEDIA RELATION SUPPORT

TNR Resources Ltd. ("TNR"), in an effort to increase its profile as an emerging gold explorer/producer, has signed agreements with two well-established firms to provide media and investor relation services.

The Company has entered in and agreement with Los Angeles area firm Michael Baybak and Company Inc. to conduct media awareness programs on behalf of the Company. Mr. Baybak is principal of Michael Baybak and Company, Inc, a financial relations and marketing/PR firm headquartered in Los Angeles, and serving an international clientele of emerging public companies. Founded in 1979, the company has long acted in the capacity of assisting with prepublic and first-stage public financing for companies in a variety of industries, many of which it has also brought to the attention of Wall Street and prominently profiled in U.S. business media. Mr. Baybak graduated from Columbia University and attended Yale Law School. Before entering the financial relations field in 1977, he was a business writer for a number of organizations including McGraw Hill and The Christian Science Monitor. Mr. Baybak and Company Inc. will be paid a monthly fee of US$3,500 and be issued 100,000 shares of stock options.

In addition, TNR has signed Capital Associates to a one-year term to supply the Company with investor relations' services that will complement TNR's existing personnel. Capital Associates is a European-based global investment banking company offering a wide range of financial and investor relation services with offices in Vancouver, London, England and Bermuda. Capital Associates will receive CDN$5,000/month and be issued 200,000 shares of stock options. Both the above contracts can be terminated upon receipt of 14-day written notice and are subject to regulatory approval.

TNR Resources Ltd. is a growing Vancouver-based precious-metals exploration company with significant projects in North and South America.

Financial reports and other information are available at www.tnrvse.com.

ON BEHALF OF THE BOARD

Per:

Gary Schellenberg, President


UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434


TNR
Resources Ltd.

October 15, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR EXPANDS PRESENCE IN ALASKA, PARTNERING WITH BHP BILLITON

TNR Resources Ltd. ("TNR") is pleased to announce that it has acquired the right from BHP Minerals International Exploration Inc. ("BHP Billiton") to earn a seventy percent (70%) interest in three claim blocks held by BHP Billiton and located in the Lake Illiamna-Bristol Bay area of southwest Alaska.

Exploration on the Illiamna-Bristol claims was originally conducted in 2000 by Rio Algom Exploration Inc. ("Rio"), which was subsequently taken over by BHP Billiton . Work consisted of a regional airborne magnetic survey followed by reconnaissance geology and wide spaced Induced Polarization/Resistivity surveys in selected areas. BHP Billiton's results suggested that these claims had the potential to host porphyry copper-gold-molybdenum systems comparable to the Pebble deposit, located some 100 km to the northeast. The Pebble deposit, discovered by Cominco in 1987 and currently under option to Northern Dynasty Minerals Ltd., has an estimated inferred mineral resource of one billion tonnes grading 0.3% Cu and 0.34 g/t Au, with a higher-grade core zone of 54 million tonnes grading 0.54% Cu and 0.46 g/t Au. Initial target definition in areas covered by glacial overburden and/or Tertiary volcanic rocks, as is the case on the subject claims, was based on the recognition of magnetic signatures of hidden intrusive complexes similar to Pebble.

BHP Billiton's results also suggest large targets bearing striking geophysical similarities to NovaGold Exploration Corp.'s Donlin Creek gold deposit as well as to NovaGold and TNR's Shotgun gold prospect located in the emerging Kuskokwim Gold Belt. The Shotgun project area is located approximately 100 km to the northwest.

BHP Billiton will grant to TNR the exclusive, irrevocable right and option to acquire this undivided interest in the Illiamna-Bristol claims, according to the following provisions of the BHP Billiton/TNR agreement:

1) TNR grants BHP Billiton 1,000,000 share purchase warrants, exercisable for two years from the date of this agreement: These warrants are exercisable at $0.40 during the first year, at $0.45 during the second year.

2) TNR incurs expenditures of not less than an aggregate of $800,000 on or before two years from the anniversary of this Agreement.

3) BHP Billiton has the right to back in to 70% ownership of the property by taking the project to feasibility, and to 80% by funding TNR's portion of construction. BHP Billiton has six months from the day of TNR's

vesting to make a decision and to inform TNR regarding the exercise of this back-in option. BHP Billiton can extend this option period by exercising the share purchase warrants described above – at which point BHP Billiton will have six months following TNR's expenditure of $2.5 million on the property to make any back-in decision.

4) TNR completes not less than an aggregate of 1,750 metres of diamond drilling on the Property on or before the date of two years from this Agreement.

TNR plans to advance these target areas, in conjunction with its Shotgun exploration program, with more detailed ground geophysics to define drill targets for a subsequent drilling program in 2003.

The above agreement is subject to regulatory approvals, and a finders fee is payable with respect to this transaction.

ON BEHALF OF THE BOARD

Per:
"Gary Schellenberg"
President


TNR
Resources Ltd.

September 20, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR RESOURCES LTD. COMPLETES PRIVATE PLACEMENT AND AMENDS TSX NOTICE LETTER

TNR Resources Ltd. ("TNR") announces that it has raised $1,200,000 having completed a private placement of 12,000,000 Units at $0.10 per Unit. Each unit is comprised of one common share and one share purchase warrant entitling the holder to acquire one additional common share for a period of two years at $0.21 per share.

The TSX Venture Exchange issued their notice letter accepting the placement on September 17. The Company wishes to correct the information contained in the Notice as follows:

LOM Nominees Limited is not a placee. The 3,000,000 units ascribed to Nominees are in fact being taken by LOM Securities Limited as to 2,000,000 Units and Windsor Capital Corp as to 1,000,000 Units.

LOM Securities Limited. and Solitario Resources Inc. will not become new insiders of TNR as a result of the Private Placement.

LOM Capital Limited. will receive 105,000 shares (at a deemed price of $0.10/share) as a finder's fee – not Salman Partners Inc., as noted in the Notice.

ON BEHALF OF THE BOARD

Per:
"Gary Schellenberg"
President

TNR RESOURCES LTD.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **CDNX: TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

September 6, 2002

News Release

The Company wishes to advise that it has granted stock options to certain directors and employees of TNR Resources Ltd. entitling them to purchase up to 1,340,000 common shares of the capital stock in the Company at a price of $0.15 per share for the next two years. The exercise price represents a 25% discount to the preceding 10-day trading average. The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
President


TNR
Resources Ltd.

September 16, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

ROCK CREEK TRENCHING RESULTS ANNOUNCED

TNR Resources Ltd. ("TNR") is pleased to announce that it has received results from a trench program which was initiated and completed in August on the Rock Creek Gold Project. It is part of a multi-staged exploration program designed to both expand and upgrade the gold resource as defined by NovaGold Resources Inc. in its 2000 Resource Estimate.. NovaGold calculated a Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 303,000 ounces of gold grading 2.78 g/t using a 1 g/t cut-off grade, based on work completed by NovaGold, Kennecott, Newmont and Placer Dome. The adjacent Saddle deposit contains an additional Inferred Resource of 260,000 ounces of gold grading 2.61 g/t gold using a 1 g/t cut-off grade.

Core drilling, scheduled to start September 20, will provide infill data from the higher-grade "Albion" zone within the previously modeled pit boundaries to upgrade resource estimates to reserve status. The drilling program will also test the significant strike extension potential inferred by the recent trenching

Rock Creek New Trench Results Highlights Table

Trench ID	Interval(m)	Length (m)	Gold (g/t)	Length (ft)	Gold (oz/t)	Type	Area	Objective
RKT-101	0 to 6	6	3.74	19.7	0.11	Channel	Albion	In-fill
	43 to 51	8	2.88	26.3	0.08	Channel	Sheeted veins	In-fill
RKT-103*	46 to 49	3	1.29	6.6	0.04	Channel	Sheeted veins	In-fill
	55 to 56	1	10.42	3.3	0.30	Channel	Albion	In-fill
RKT-104	**30 to 42**	**12**	**5.12**	**39.4**	**0.15**	**Channel**	**Albion**	**Step-out**
including	**36 to 38**	**1**	**24.99**	**3.3**	**0.73**	**Channel**	**Albion**	**Step-out**
RKT-107*	4 to 6	2	1.12	6.6	0.03	Channel	Walsh	Exploration
RKT-109*	4 to 5	1	6.31	3.3	0.18	Channel	Albion	In-fill
RKT-110	12 to 17	5	2.64	16.4	0.08	Channel	Albion	In-fill
	47 to 49	2	1.32	6.6	0.04	Channel	Sheeted veins	In-fill
RKT-112*	5 to 7	2	1.62	6.6	0.05	Channel	Albion	In-fill

* Preliminary assays, final assay pending.

High-grade gold mineralization of probable Albion-type was intercepted in trench RKT-104 130 meters southwest of the currently modeled 1200 m long pit outline. This intercept is open at depth and to the southwest. Trench RKT-111, 43 meters northeast of the pit limit, was not extended over the strike of the Albion zone for logistical reasons, but trace-element geochemistry and anomalous gold consistent with peripheral Albion

zone mineralization occurs at the end of RKT-111. All trench samples were analyzed by at ALS Chemex Labs in Vancouver, B.C., Canada. Environmental baseline studies are underway in anticipation of requirements for permitting of production.

The Rock Creek Gold Project is located on the Seward Peninsula near the community of Nome, Alaska. The deposit is the most advanced lode-gold deposit in the Nome Mining District that has historically produced over 5.5 million ounces of gold from nearby stream and beach placer deposits. The property is road-accessible and located on private-patented land, which is expected to result in facilitated permitting. The deposit is exposed at the surface and amenable to open-pit mining with a low strip ratio.

The exploration program and sampling protocol are managed by project operator NovaGold Resources Inc., with oversight provided by Qualified Person Phil St. George, Vice President of Exploration for NovaGold.

Exploration on the Rock Creek Project is being funded by TNR by means of a Private Placement previously announced in February, 2002.

ON BEHALF OF THE BOARD

Per:
"Gary Schellenberg"
President


UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434


TNR
Resources Ltd.

August 7, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

ROCK CREEK AGREEMENT WITH NOVAGOLD FINALIZED; EXPLORATION COMMENCING

TNR Resources Ltd. ("TNR") is pleased to announce that it has finalized a joint venture agreement with NovaGold Resources Inc. ("NovaGold") to advance the million-ounce Rock Creek Gold Project toward production within the next three years.

Under the terms of the agreement TNR Resources would earn a 49.9% interest in the project by spending US$10 million dollars on exploration and development to bring the project to production by June of 2005. After the earn-in, NovaGold and TNR Resources will form a JV company and contribute or dilute their percentage interest according to a straight-line formula. As part of the agreement, TNR Resources will issue 500,000 shares to NovaGold. The joint-venture intends to fast-track the exploration phase of the Project, with the objective of bringing Rock Creek to production within the three-year option period. This is the second joint-venture agreement signed between the two companies to advance two of NovaGold's earlier stage wholly owned gold deposits.

In the first year of the agreement, TNR Resources will fund a US$1 million exploration and development program at Rock Creek. As previously announced TNR Resources is funding a US$500,000 program at Shotgun Gold Project. NovaGold will manage the Rock Creek program while TNR Resources will manage and operate the Shotgun program.

"The joint ventures with TNR Resources are excellent opportunities to accelerate the development of our Rock Creek and Shotgun gold deposits toward production" says Rick Van Nieuwenhuyse, president of NovaGold, "while allowing NovaGold to remain focused on advancing the Donlin Creek gold deposit to feasibility."

"We believe that the Rock Creek and Shotgun gold deposits have excellent potential for significant resource expansion and could be rapidly advanced to become a high-quality, low-cost mines," says Gary Schellenberg, president of TNR Resources, "The NovaGold / TNR Resources strategic relationship is an opportunity to add significant new value for shareholders of both companies."

The Rock Creek Gold Project is located on the Seward Peninsula near the community of Nome, Alaska.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434


TNR
Resources Ltd.

03 JUL -2 7:21

June 26, 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

ALASKA UPDATE

TNR Resources Ltd. ("TNR") wishes to advise that the agreement on the Rock Creek property is nearing completion and is to be signed in days to come.

Upon receipt of exchange approval of the Rock Creek agreement, the $1.2 million private placement announced February 18, 2002, will close. Preparation for work programs on both of these projects is currently underway and will be initiated immediately upon receipt of the required regulatory approvals.

On June 19, 2002, the Company held their Annual General Meeting. All agenda items, as outlined in the circular, were approved and all company directors were re-elected.

ON BEHALF OF THE BOARD

Per:
"Gary Schellenberg"
President

February 28, 2003

TNR RESOURCES LTD.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **CDNX: TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

News Release

The Company wishes to advise that it has granted stock options to certain directors and employees of TNR Resources Ltd. entitling them to purchase up to 1.65 million common shares of the capital stock in the Company at a price of $0.15 per share for the next two years. The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434


TNR
Resources Ltd.

April 28, 2003

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR and NovaGold Restructure Deals on Shotgun and Rock Creek Projects; Exploration Program at Shotgun to Focus on Donlin Creek Type Targets

TNR Resources Ltd. ("TNR") and NovaGold Resources Inc. ("NovaGold") have restructured the agreements on the million-ounce Shotgun and Rock Creek gold projects in Alaska. Under the new agreements TNR will focus it efforts at targeting a potential "Donlin Creek Type Gold System" at the Shotgun deposit located south of the 25 million ounce Donlin Creek property in the Kuskokwim Gold Belt. NovaGold will provide technical assistance to TNR for initial targeting and development of the exploration model.

NovaGold will also participate in an upcoming private-placement financing for TNR with the funds to be directed at the Shotgun Project. Under the agreement TNR can earn up to a 50% interest in the Shotgun project by advancing the project to a production decision by spending US$3 million dollars on exploration by May 2006 and issuing to NovaGold up to 1 million TNR common shares. TNR can earn a further 20% interest in the project by spending an additional US$6 million toward project development and issuing to NovaGold a further C$1 million in TNR common shares. NovaGold retains a back-in option to regain a 50% interest in the project.

NovaGold previously completed a 3,100-meter diamond-drilling program on the Shotgun deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off. The defined mineralization at Shotgun is very similar to one of the initial target areas at the Donlin Creek Deposit. The currently defined mineralization at Shotgun remains open to the north, the west and at depth. The Shotgun deposit is exposed at the surface, is amenable to open pit mining with a very low strip ratio and has significant exploration upside potential.

The objective of the 2003 program will be to focus on higher-grade multi-million-ounce Acma/Lewis style targets which are the host of the gold resources at Donlin Creek. Several priority exploration targets with similar geophysical and geochemical signatures to Donlin have been identified on the property. NovaGold and TNR are currently in the planning stages for the 2003 exploration program with anticipated expenditures in excess of US$900,000 to be spent on multi-million-ounce target definition and drill testing.

With its focus going forward on multi-million-ounce potential on the Shotgun project, TNR has elected not to continue with an option to earn a minority interest on the Rock Creek Deposit in Nome, Alaska. With the ability to earn a 70% interest in and to operate the Shotgun Project, management believes that focusing on this joint venture will best serve TNR shareholders. TNR expects to enhance shareholder value through exploration and discovery of new mineable ounces of gold. TNR will channel its efforts to the development of the Shotgun resource and continue to seek partners for its other gold assets.

TNR is a gold-and-precious-metals exploration company with projects in Alaska, Canada, and Argentina.

ON BEHALF OF THE BOARD
Per:

"Gary Schellenberg"
President

FOR FURTHER INFORMATION, PLEASE CONTACT:

TNR Resources Ltd: Gary Schellenberg, President Bob Basil, Investor Relations Tel. (604) 68-7551 1(800) 667-4470 E-mail: gschel@netrover.com Email: basil@basil.ca


TNR
Resources Ltd.

05 May 2003

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **CDNX: TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR and Geocom Resources Inc. in La Carolina Joint Venture

May 5, 2003 : TNR Resources Ltd. ("TNR") is pleased to announce that Geocom Resources Inc. ("Geocom") has signed an option agreement with the Company to acquire a 75% interest in the La Carolina Project in the Sierra San Luis Mountains of Central Argentina.

The La Carolina Project comprises 1,318 hectares in the San Juan Province of Argentina. Located 90 kilometers northeast of the provincial capital of San Luis, and at an elevation of 1,600 meters above sea level, the project is accessible year round via paved and gravel roads.

The La Carolina Project has been the site of intermittent production of gold, silver, and zinc since the 1880's, and is noted also for its sizeable deposits of alluvial gold. Recent exploration has been conducted by Cameco, the government of Argentina, Anglo-American, and most recently by Compania Minera Solitario Argentina S.A., formerly a subsidiary of Crown Resources Inc. now owned by TNR Resources Ltd. Geologic mapping, surface sampling, and minimal drilling has confirmed at least twelve gold occurrences on the property, in addition to three areas (La Carolina, La Rica, and La Luisa) that were previously mined.

Precious and base metal mineralization occurs in and adjacent to volcanic intrusive rocks situated within a regional, wide, deep-seated shear zone hosted by metamorphic rocks. The Tertiary volcanic rocks are characterized by highly altered and mineralized hydrothermal breccias and explosion breccias that occur as domes, volcanic necks, and in arc-shaped dikes. Gold occurs in intensely altered and silicified volcanic and adjacent metamorphic rocks as free gold and/or electrum associated with base metals.

Pursuant to the terms of the Agreement, Geocom can earn a 75% interest in the La Carolina Project through expenditures totaling US$2,000,000 over 4 years. In addition, Geocom will issue to TNR 50,000 shares of Geocom each year that the earn-in Agreement is in effect. Upon vesting its interest in the project, Geomcom and TNR will enter into a formal venture agreement to manage the development of the project. The foregoing is subject to all requisite approvals.

This Agreement exemplifies TNR's ongoing strategy of maximally exploiting its Argentina gold properties via joint ventures and equity partnerships.

On Behalf of the Board,

Gary Schellenberg, President



20 May 2003

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **CDNX: TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR and Geocom Resources Inc. in Alaska Joint Venture

May 20, 2003: TNR Resources Ltd. ("TNR") is pleased to announce that Geocom Resources Inc. ("Geocom") has entered into a formal agreement with TNR to earn a 75% interest in TNR's option to earn a 70% interest in BHP Minerals International Exploration Inc.'s (BHPB) Iliamna Project in Alaska. Upon accomplishing its earn-in obligations, Geocom will hold a net 52.5% interest in the Iliamna project.

To earn its interest, the Corporation must expend US$500,000 prior to September 26, 2004. The interest earned is subject to a back-in right held by BHPB to reacquire a 70% interest in the project with obligation to fund the project through a formal feasibility study. BHPB can earn an additional 10% interest by agreeing to arrange the financing necessary to bring the project into commercial production.

The Iliamna Project is located in the Kuskokwim Gold Belt in southwest Alaska, which is host to the multi-million ounce deposits at Donlin Creek and at the Pebble gold-copper deposit. Iliamna was one of three major geophysical anomalies, one of which is the Pebble deposit, first identified by BHPB in a regional exploration program in 2000. Subsequent site-specific work confirmed the Iliamna anomaly, which is similar in size and characteristics to the Pebble deposit's geophysical signature. The geologic setting at Iliamna is similar to the Donlin Creek gold deposit, as well as to NovaGold and TNR Resources' Shotgun gold prospect, also located in the emerging Kuskokwim Gold Belt. The Iliamna Project is located south of Donlin Creek, and approximately 100 kilometers southeast of the Shotgun gold prospect.

Geocom has initiated the permit process and will conduct geologic mapping and geochemical sampling to substantiate the geophysical anomaly followed by a seven-hole core-drilling program in July 2003.

This Agreement exemplifies TNR's ongoing strategy of maximally exploiting its gold properties via joint ventures and equity partnerships. On May 5 TNR announced that Geocom had signed an option agreement to earn a 75% interest in TNR's La Carolina Project in the Sierra San Luis Mountains of Central Argentina.

On Behalf of the Board,

Gary Schellenberg, President

TNR RESOURCES LTD.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com

June 3, 2003

Trading Symbol: **TSX: TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR Signs Argentina Agreement with MIM

TNR Resources Ltd. ("TNR") is pleased to announce that it has signed an agreement with MIM Argentina Exploraciones, SA ("MIM"), a subsidiary of M.I.M Holdings Limited of Australia, to allow MIM to purchase a 100% interest in TNR's Los Azules copper-gold project in Argentina.

Under the terms of the agreement TNR can receive a total of US$560,000 cash payments over the five-year term of the agreement and MIM must incur an exploration expenditure of US$1million over that five-year period to complete the purchase. The agreement provides TNR with an option to back into the project for a 25% interest at feasibility.

Los Azules project is located approximately 265 kilometers west of the capital city of San Juan Province covering an area of approximately 6,000 has. The property sits immediately east of the Argentine/Chilean border, in the Frontal Andes Cordillera. Six reverse circulation holes intercepted copper mineralization with values ranging from 0.1%-0.6% in intervals of over 100 meters. Gold and silver occur in quartz veins. The Los Azules porphyry system has indications of ore grade values copper and potential for significant size. Additional exploration to test the lateral and depth extension of mineralization is warranted.

TNR is a junior exploration company with four gold projects in Canada and the United States and 14 gold projects in Argentina. This Agreement exemplifies TNR's ongoing strategy of maximally exploiting its gold properties via joint ventures and equity partnerships. The signing of this agreement brings the number to four of joint-venture partnerships that the company has entered into in the past year that will see new partners spend money on TNR projects.

ON BEHALF OF THE BOARD

Gary Schellenberg
President


UNITED STATES SECURITIES EXCHANGE COMMISSIO
FILE No. 82- 4434


TNR
Resources Ltd.

June 5, 2003

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

ANNUAL GENERAL MEETING

On June 4, 2003, the Company held its Annual General Meeting. All agenda items, as outlined in the circular, were approved, and all company directors were re-elected.

ON BEHALF OF THE BOARD

Per:
"Paul Chung"
Director


UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434


TNR
Resources Ltd.

June 23, 2003

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX:TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR ANNOUNCES SHARE CONSOLIDATION

Company management announces that a four-to-one share consolidation, approved at the Company's Annual General Meeting earlier this month, will be implemented effective June 25, 2003, in order to obtain financing for its ongoing exploration projects. NovaGold Resources Inc. has agreed to participate in an upcoming private placement the proceeds of which will be utilized to fund work on the Shotgun Project.

Effective June 25, the Company's new name will be TNR Gold Corp. The Company will trade under the symbol TNR. Its new CUSIP number will be 87260X 10 9.

ON BEHALF OF THE BOARD

Per:

"Gary Schellenberg"

Gary Schellenberg
President & Director